Exhibit (e)(3)

Excerpts from Surgical Care Affiliates, Inc.’s Definitive Proxy Statement on Schedule 14A related to the 2016 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 22, 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 4, 2016, by:

(i) each of our directors and director nominees;

(ii) each NEO of the Company listed in the Summary Compensation Table on page 51;

(iii) all of our current directors and executive officers as a group; and

(iv) each stockholder known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of April 4, 2016, pursuant to derivative securities, such as options or restricted stock units, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on an aggregate of 39,970,505 shares of common stock outstanding as of April 4, 2016.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer is: c/o Surgical Care Affiliates, Inc., 520 Lake Cook Road, Suite 250, Deerfield, Illinois 60015.

Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Five Percent Stockholders
TPG Funds(1)	12,156,480	30.4%
FMR LLC(2)	5,301,453	13.3%
Wellington Management Group LLP(3)	2,230,674	5.6%
TimesSquare Capital Management, LLC(4)	2,080,405	5.2%
Directors and Named Executive Officers
Andrew P. Hayek(5)	719,387	1.8%
Thomas C. Geiser(6)	114,959	*
Frederick A. Hessler(7)	18,470	*
Sharad Mansukani, M.D.(8)	16,103	*
Jeffrey K. Rhodes(9)	—	—
Michael A. Sachs	—	—
Todd B. Sisitsky(10)	—	—
Lisa Skeete Tatum(11)	2,146	*
Joseph T. Clark(12)	92,058	*
Peter J. Clemens IV(13)	102,318	*
Tom W. F. De Weerdt(14)	7,597	*
Michael A. Rucker(15)	305,151	*
Richard L. Sharff, Jr.(16)	61,621	*
All Current Directors and Executive Officers as a Group(17)	1,319,159	3.3%

*	Represents beneficial ownership of less than 1% of the shares of common stock.
(1)	The “TPG Funds” refers collectively to TPG Partners V, L.P., a Delaware limited partnership (“TPG Partners V”), TPG FOF V-A, L.P., a Delaware limited partnership (“FOF V-A”), and TPG FOF V-B, L.P., a Delaware limited partnership (“FOF V-B”). The TPG Funds directly hold an aggregate of 12,156,480 shares of common stock (the “TPG Shares”), consisting of: (a) 12,099,306 shares of common stock held by TPG Partners V, (b) 31,652 shares of common stock held by FOF V-A, and (c) 25,522 shares of common stock held by FOF V-B. The general partner of each of TPG Partners V, FOF V-A and FOF V-B is TPG GenPar V, L.P., a Delaware limited partnership, of which the general partner is TPG GenPar V Advisors, LLC, a Delaware limited liability company, of which the sole member is TPG Holdings I, L.P., a Delaware limited partnership, of which the general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, of which the sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, of which the general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). Because of Group Advisors’ relationship to the TPG Funds, Group Advisors may be deemed to beneficially own the TPG Shares. David Bonderman and James G. Coulter are the officers and sole shareholders of Group Advisors and may therefore also be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. This information is based on an amended Schedule 13G filed by Group Advisors with the SEC on February 16, 2016, reporting beneficial ownership as of December 31, 2015.
(2)	FMR LLC, a parent holding company, and Abigail P. Johnson may be deemed the beneficial owners of 5,301,453 shares of common stock. FMR LLC has sole voting power over 237,799 shares and sole investment power over 5,301,453 shares. No one person’s interest relates to more than 5% of the outstanding shares of common stock. The address of FMR LLC is 245 Summer Street, Boston, MA 02210. This information is based on an amended Schedule 13G filed by FMR LLC with the SEC on February 12, 2016, reporting beneficial ownership as of December 31, 2015.
(3)	Wellington Management Group LLP, a parent holding company of certain holding companies and investment advisers (collectively, “Wellington”), holds an aggregate of 2,230,674 shares of common stock. Wellington has shared voting power over 1,047,214 shares and shared investment power over 2,230,674 shares. No one client’s interest relates to more than 5% of the outstanding shares of common stock. The address of Wellington is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210. This information is based on a Schedule 13G filed by Wellington Management Group LLP with the SEC on February 11, 2016, reporting beneficial ownership as of December 31, 2015
(4)	TimesSquare Capital Management, LLC, on behalf of its investment advisory clients, holds an aggregate of 2,080,405 shares of common stock. TimesSquare Capital Management, LLC has sole voting power over 1,870,005 shares and sole investment power over 2,080,405 shares. No one client’s interest relates to more than 5% of the outstanding shares of common stock. The address of TimesSquare Capital Management, LLC is 7 Times Square, 42nd Floor, New York, NY 10036. This information is based on a Schedule 13G filed by TimesSquare Capital Management, LLC with the SEC on February 10, 2016, reporting beneficial ownership as of December 31, 2015.
(5)	Includes 87,360 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of April 4, 2016 and 585,920 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016. All of the shares of common stock, restricted stock units and options are owned by the Andrew Hayek 2008 Living Trust (of which Mr. Hayek is the sole trustee).
(6)	Includes (a) 6,182 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of April 4, 2016 and 20,661 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016, (b) 18,333 shares of common stock owned by The Geiser Schweers Family Foundation, a California nonprofit corporation of which the directors are Mr. Geiser, his wife and his daughter, who share voting and dispositive power of the shares, and (c) 69,783 shares of common stock owned by TDK Properties, L.P., a California limited partnership of which the general partner and owner of 1% of its limited partnership interests is TDK Management Company, LLC, a California limited liability company of which the sole member is The Geiser Schweers Family Trust u/a/d 6/8/98, as amended, and of which the trustees are Thomas C. Geiser and Donna L. Schweers. 99% of the limited partnership interests of TDK Properties, L.P. are held by The Geiser Schweers 2006 Irrevocable Insurance Trust dated August 14, 2006, of which the trustee is Kim T. Schoknecht.

(7)	Includes 3,470 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of April 4, 2016.
(8)	Includes 6,182 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of April 4, 2016 and 9,921 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016.
(9)	Jeffrey K. Rhodes, who is one of our directors, is a TPG Partner. Mr. Rhodes has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Rhodes is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(10)	Todd B. Sisitsky, who is one of our directors, is a TPG Partner. Mr. Sisitsky has no voting or investment power over and disclaims beneficial ownership of the TPG Shares. The address of Mr. Sisitsky is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.
(11)	Includes 2,146 shares of common stock underlying restricted stock units that are currently vested or vest within 60 days of April 4, 2016.
(12)	Includes 4,238 shares of common stock underlying restricted stock units that vest within 60 days of April 4, 2016 and 77,845 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016.
(13)	Includes 124,269 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016.
(14)	Includes 7,284 shares of common stock underlying restricted stock units that vest within 60 days of April 4, 2016.
(15)	Includes 5,297 shares of common stock underlying restricted stock units that vest within 60 days of April 4, 2016 and 265,356 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016.
(16)	Includes 2,966 shares of common stock underlying restricted stock units that vest within 60 days of April 4, 2016 and 53,471 shares of common stock underlying options that are currently exercisable or become exercisable within 60 days of April 4, 2016.
(17)	Includes restricted stock units that are currently vested or vest within 60 days of April 4, 2016 and options that are currently exercisable or become exercisable within 60 days of April 4, 2016 for shares of common stock as described in footnotes (5)-(12) and (14)-(16).

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis (the “CD&A”) provides information regarding our executive compensation program, including the compensation of the teammates who constitute our NEOs, as identified in the Summary Compensation Table on page 51 of this Proxy Statement.

Executive Summary

Since the purchase of our Company in 2007 by TPG Global, LLC and certain other investors, our senior leadership team has focused on building our team and capabilities to position the Company as a leading partner to physicians, health plans and health systems to transform the delivery of outpatient surgical care in markets across the country. We have experienced significant growth in our partnerships, resulting in strong performance in our key operational and financial metrics, including: (1) our patient Net Promoter Scores, which are measures of loyalty based on asking patients whether they would recommend our facilities to a friend or family member or colleague, as applicable, (2) our physician Net Promoter Scores, which are measures of loyalty based on asking physicians whether they would recommend performing cases at our facilities to a physician colleague, and (3) the number of physicians performing procedures in our affiliated facilities, which was approximately 7,700 in 2015.

Our strategy has also driven strong financial performance. Because our business model is based on creating partnerships with strategic entities in the markets we serve, our operations are accounted for through a combination of consolidation and equity method accounting. Therefore, in evaluating performance, we also review several internal supplemental operating measures that do not comply with generally accepted accounting principles in the United States (“GAAP”), such as Adjusted EBITDA-NCI (as defined below under “Elements of 2015 Executive Compensation—Annual Cash Bonuses”), systemwide net operating revenues growth, which includes both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership), and Adjusted net income (as defined in Appendix A to this Proxy Statement). In evaluating performance, we review the following measures:

•	Adjusted EBITDA-NCI*, which increased from $142.8 million in 2013 to $175.3 million in 2015, representing a 10.8% compounded annual growth rate (“CAGR”);

•	Systemwide net operating revenues*, which increased at a 14.0% CAGR from 2013 to 2015;

•	Consolidated net operating revenues, which increased from $785.7 million in 2013 to $1,051.5 million in 2015, representing a 15.7% CAGR;

•	Income from continuing operations, which increased from $63.9 million in 2013 to $281.1 million in 2015, representing a 109.7% CAGR; and

•	Adjusted net income*, which increased from $48.0 million in 2013 to $81.6 million in 2015, representing a 30.4% CAGR.

*	See Appendix A to this Proxy Statement for a discussion of our use of the non-GAAP financial measures presented in this Proxy Statement and a reconciliation of (i) net income to Adjusted EBITDA-NCI, (ii) consolidated net operating revenues to systemwide net operating revenues and (iii) net income attributable to SCA to Adjusted net income.

The Company’s strong financial performance is demonstrated by the consistent growth in these and other performance measures, as illustrated below (dollar amounts in millions, except per share amounts):

*	See Appendix A to this Proxy Statement for a discussion of our use of the non-GAAP financial measures presented in this Proxy Statement and a reconciliation of (i) net income to Adjusted EBITDA-NCI, (ii) consolidated net operating revenues to systemwide net operating revenues, (iii) net income attributable to SCA to Adjusted net income per diluted share and (iv) net cash provided by operating activities to Adjusted operating cash flow less distributions to NCI (free cash flow).
**	2015 was impacted by higher interest expense due to the Company’s debt refinancing in March 2015. Excluding the impact of increased interest expense due to the debt refinancing, Adjusted net income per diluted share would have been $2.23.

For purposes of our annual cash bonus program, the Company exceeded its target Adjusted EBITDA-NCI level in 2015, resulting in a payout of 103% of the targeted bonus attributable to the Adjusted EBITDA-NCI financial goal (as discussed below under “Elements of 2015 Executive Compensation—Annual Cash Bonuses”). The NEOs also delivered strong performance relative to their individual performance objectives relating to key strategic initiatives. Payouts under our annual cash bonus program are discussed later in the CD&A.

While there were no significant changes to the executive compensation program design in 2015, both the annual cash bonus program and the long-term incentive plan designs have been changed for 2016 in order to eliminate the individual performance objectives from the annual cash bonus program and introduce performance-based equity awards into the long-term incentive plan. These changes were intended to bring our executive compensation program more in line with our “pay for performance” philosophy (as described below), which is accomplished by having a significant portion of each of our senior leaders’ pay tied to Company performance, and make the program consistent with good corporate governance practices. For 2016, the NEOs received a significant portion of their targeted long-term incentive compensation in the form of performance share awards. This represents a departure from the Company’s past practice of issuing equity awards solely in the form of time-based restricted stock units (“RSUs”) and time-based stock options. For 2016, 50% of Mr. Hayek’s long-term equity incentive award was issued in performance shares and 50% was issued in time-based RSUs. The other NEOs were also granted a portion of their long-term equity incentive award in the form of performance shares. The performance shares are settled through the delivery of a number of shares of common stock equal to 0% to 120% of the number of performance shares granted, based upon the Company’s level of achievement of two performance targets during a three-year measurement period. The introduction of performance-based equity awards further strengthens the alignment between the Company’s executive compensation program and stockholder interests. See “2016 Compensation Actions” beginning on page 44 below for additional details.

The following two tables highlight important aspects of our executive compensation program, many of which are discussed in more detail below.

What We Do
Pay for Performance	A high percentage of our NEO compensation is at-risk.

Performance Thresholds and Caps	We set performance thresholds and caps for our incentive plans.

Stock Ownership Guidelines	We maintain guidelines for significant stock ownership by our NEOs.

Peer Market Data	The Compensation Committee reviews peer group market data when making executive and director compensation decisions.

Tally Sheets	The Compensation Committee reviews tally sheets when making executive compensation decisions.

Recoupment Policy	We have a recoupment policy applicable to incentive compensation arrangements that is triggered by a restatement of financial statements as a result of material noncompliance with financial reporting requirements.

Review of Dilution and Share Utilization Rates	We annually evaluate and monitor share utilization and equity dilution.

Double-Trigger Change-in-Control Arrangements	Time-based equity awards do not vest solely on account of a change in control; these awards require a qualifying termination of employment following a change in control.

Engagement of an Independent Compensation Advisor	Our Compensation Committee engages an independent compensation consultant to advise on executive compensation matters.

What We Don’t Do
No Supplemental Executive Retirement Plans	We do not provide separate supplemental executive retirement plans to our NEOs.

No Reloading or Re-Pricing of Stock Options	We do not grant stock option awards with reload features, and we do not re-price stock options.

No Discounted Stock Options	We do not grant discounted stock options.

No Hedging	Hedging or short sales of Company securities by our directors and officers is prohibited.

Anti-Pledging	We prohibit pledge arrangements.

What We Do
No Gross-Ups	We do not provide excise tax gross-ups to our NEOs upon a change in control.

No Benefits Gross-Ups	We do not provide tax gross-ups on ongoing benefits.

No Excessive Perquisites	We do not provide excessive perquisites.

Who We Are

In order to better understand our compensation program, it is important for investors to understand our strategy, our business and the markets in which we compete. We are a leading provider of surgical solutions to physicians, health plans (payors) and health systems, providing high-quality, cost-effective surgical care across a network of 194 surgical facilities in 33 states as of February 15, 2016.

We create strategic partnerships with physicians, health plans and/or health systems, and these partnerships vary based on the circumstances of each local market. This strategy requires that we recruit, develop and retain outstanding leaders who can assess each market, develop the appropriate strategy for each market, cultivate and execute the right strategic partnerships, and ultimately operate these partnerships, which are often complex.

In order to support this business model, we have developed a network of six operating groups that are generally organized geographically and are based in a network of five group offices (Birmingham, Alabama, Chicago, Illinois, Dallas, Texas, Los Angeles, California and Stamford, Connecticut), and we have sought to recruit and develop strong operating and development teams within these operating groups in order to support our strategy.

Our six operating groups are supported by several departments, which provide strategic value across the groups and organization, including development, managed care, new business development, supply chain, revenue cycle, information technology, compliance, finance, accounting and human resources. The success of our strategy relies on recruiting, developing and retaining outstanding leaders in these areas, so that they can help us secure and execute strategic partnerships across the markets we serve.

Our success in building our brand as a leader and innovator in surgical solutions and growing our business in a capital-efficient manner over the past several years has been driven by the strength of the leadership team we have built and their ability to craft and implement complex strategic partnerships. Similarly, we believe our continued success as an organization is tied to our ability to maintain and grow our group and departmental leadership teams, who will continue to innovate how we partner with physicians, health systems and health plans in new markets and new structures.

Examples of these innovative partnership structures include strategic partnerships with risk-bearing medical groups in which we help manage total surgical cost of care, strategic partnerships with health plans in which we help manage quality and total cost of care and create alignment mechanisms with surgeons around quality and cost, and strategic partnerships with health systems in which we manage surgical delivery.

Our People

Our senior leadership team plays an important role in our continued growth and success. Competition for senior management generally, and within the healthcare industry specifically, is intense, and our ability to attract, retain and motivate qualified senior leadership is core to our continued success. We could be adversely affected if we either lose members of our senior leadership team or are unable to recruit senior leaders with the required experience or expertise in sufficient numbers. Our compensation program is one of the key elements of our people strategy to help us attract, retain and motivate our leaders and teammates.

Our Total Compensation Philosophy

The goal of our compensation program is to retain and reward leaders for creating long-term value for our stockholders and successfully operating the Company by achieving our vision of becoming the partner of choice for surgical care by caring for our patients, serving our physicians and improving healthcare in America.

To this end, we have designed our compensation program to (i) reward our leaders for sustained clinical, operational and financial performance, as well as leadership excellence, (ii) align our leaders’ interests with those of our stockholders and (iii) encourage our high-performing teammates to remain with the Company. We compensate our leaders and teammates in a manner designed to achieve one or more of our performance, alignment and retention objectives.

Because our leaders are critical to our long-term success and competition for senior management is intense, we need to be competitive not only in our markets and the services we provide, but also in the quality of the leaders we attract. Accordingly, we seek to provide pay at levels that are competitive with other employers in the healthcare services industry and that allow us to compete effectively for talent, both within and outside of our industry.

Our total compensation philosophy aligns pay and performance – achieving strong clinical, operational and financial results and positioning the Company for long-term success.

Our “pay for performance” philosophy is accomplished by having a significant portion of each of our senior leaders’ pay tied to Company performance. We set base salaries (fixed pay) at levels that are competitive in our marketplace. We provide annual cash and annual equity incentives (variable pay) that are tied to performance outcomes and allow us to retain outstanding leaders in a competitive environment for executive talent. These variable pay elements make up a significant portion of total compensation and, if paid at all, are dependent on Company and individual performance. We believe this structure provides incentive for our leaders to strive for outstanding results, which we expect will translate into long-term value for our stockholders. This design is balanced by the risk of receiving below market median compensation when Company performance does not meet pre-established goals. We believe our program appropriately incentivizes strong performance over a sustained period of time, without encouraging leaders to take unnecessary or excessive risks.

Our Guiding Principles

Our total compensation philosophy frames our compensation and benefits programs, and our guiding principles provide the foundation on which compensation and benefits programs are developed at SCA. These guiding principles ensure our philosophy is applied consistently, and rewarding for performance is inherent in our compensation program. Our guiding principles work together, and no one principle is more important than any other; our leadership uses its judgment in balancing among the principles to ensure our compensation and benefit programs are effective in supporting our objectives.

We believe that our compensation program should be fair and perceived as such, both internally and externally. Consistent with our focus on pay-for-performance, we do not use benefits as a strong differentiator in our rewards package and seek for our benefits program to be competitive at the median within the healthcare services marketplace. We generally do not provide perquisites or other personal benefits to our leaders. This approach is intended to minimize the non-performance-based components of the overall compensation program.

We have also structured our compensation program in a manner that is understandable to our leaders and stockholders and consistent with good corporate governance practices. We consider affordability of compensation within the Company’s business plans as a factor in determining pay levels and seek tax effective solutions when we can.

SCA Guiding Principle	Description
Performance Orientation

Compensation is used to reward the achievement of our Company’s financial and operational results, and incentive-based compensation is tied to Company performance in an objective and predictable manner.

Tenure is not taken into account when determining total compensation.

Annual Competitive Positioning Review	Each year we review our compensation and benefits programs to ensure that they are aligned with our compensation philosophy and guiding principles.

Fairness	We monitor both the external marketplace and internal parity/comparisons to ensure our compensation program is implemented in a consistent and equitable manner.

Affordability

Compensation and benefits must be affordable to the Company and sustainable over the long term. We seek to ensure that the overall economic cost of compensation is reasonable while allowing the Company to continue to be competitive with other healthcare services providers.

Programs are delivered in a manner that is tax-effective to the Company and teammates, to the extent practicable.

Compensation Process

We follow a thoughtful and deliberate process to review performance and take compensation actions (merit increases, incentive payments and equity grants) each year.

Compensation for our NEOs is approved by our Compensation Committee made up of independent members of our Board of Directors, and none of the NEOs are present when their compensation is being approved.

Delivery Efficiency	We provide leaders the platform and process to review the performance of their teammates efficiently and to recommend compensation actions based on our compensation philosophy and strategy while leveraging economies of scale and technology.

Performance Metrics

Clearly defined performance metrics are developed for the compensation program that are aligned with our business objectives.

Metrics are designed and utilized to measure and continually improve outcomes for the Company and motivate executive officers to achieve superior financial and operational performance.

Easy to Understand and Administer

We understand that our leaders’ perception of the value of our compensation is influenced by how well the programs are communicated and delivered.

We seek to provide compensation, benefit and other related programs that are easy to understand and administer.

Security	Base salary is a fixed annual amount of compensation not subject to financial performance risk, and our benefits program provides teammates with insurance for medical care, death and disability that is competitive in the healthcare services marketplace.

Governance	Our Compensation Committee has responsibility for developing, implementing and monitoring the executive compensation program and policies, as well as adherence to the Company’s compensation philosophy. The Compensation Committee sets the compensation for our NEOs. In administering the Company’s executive compensation program, the Compensation Committee is mindful of our unique structure, culture and history, as well as the growth strategy of our Company and business.

Components of Compensation

As described on the following pages, the elements of our total compensation program have been designed to enable us to recruit, motivate and retain leaders and teammates who have the collective and individual industry experience or specific expertise necessary to leverage our competitive strengths and operationalize our business strategy. The different compensation elements work together as integrated levers to achieve one or more of our performance, alignment and retention objectives.

The total amount of compensation for each leader reflects his or her management experience and continued high performance. Target compensation is set at a level comparable to the 50th percentile of our peers for median performance. Key elements of our compensation program focus on motivating and challenging our leaders to achieve superior, long-term, sustained results, including:

(1)	The CEO did not receive stock options in 2016.

Mix of Compensation Elements

Our “pay for performance” philosophy is reflected by the fact that more than half of the compensation of our NEOs is tied to the performance of the Company. The Compensation Committee sets base salaries (fixed pay) at levels that are competitive in our marketplace and annual cash bonuses and performance-based equity awards (variable pay) at levels that are competitive in our marketplace, tied to performance outcomes, and allow us to retain outstanding leaders in a competitive environment for executive talent. We believe this compensation structure provides incentives for our NEOs and key teammates to strive for outstanding results, which we expect will create long-term value for our stockholders. Our leaders also understand they will receive below market median compensation when Company performance does not meet pre-established performance goals. We believe our compensation program appropriately incentivizes strong performance, without encouraging NEOs and key teammates to take unnecessary or excessive risks. The designed mix between fixed and variable compensation, as percentages of target total direct compensation (as defined below under “Peer Group and Benchmarking”), for our NEOs in 2015 was as follows:

Named Executive Officer(1)	Base Salary Percentage	Target Annual Cash Bonus Percentage		Long-Term Equity Incentive Percentage	Fixed Compensation Percentage		Variable Compensation Percentage
Andrew P. Hayek	13%	13%		74%	13%		87%
Tom W. F. De Weerdt	28%	18	%(2)	54%	46	%(2)	54%
Michael A. Rucker	23%	18%		59%	23%		77%
Joseph T. Clark	26%	19%		55%	26%		74%
Richard L. Sharff, Jr.	30%	19%		51%	30%		70%

(1)	Peter J. Clemens IV is not included in the table as he did not receive a long-term equity grant for 2015 due to his retirement in 2015.
(2)	Mr. De Weerdt received a guaranteed bonus of $276,250 for 2015 pursuant to his Employment Agreement, as described below. This table excludes the $200,000 signing bonus that Mr. De Weerdt received pursuant to his Employment Agreement, as described below.

Role of Compensation Committee and Process

Our Compensation Committee establishes our executive compensation program and reviews and makes recommendations to the full Board of Directors regarding the non-employee director compensation program. The Compensation Committee also administers our incentive plans and looks to the aggregate compensation package for each NEO to determine the individual elements of each such NEO’s pay. Our executive compensation policy, as established by our Compensation Committee, is designed to provide a base salary and incentive compensation that is competitive in the marketplace with other privately and publicly owned healthcare services companies. The Compensation Committee is responsible for determining whether, in its judgment, our executive compensation policies are reasonable and appropriate and whether our executive compensation program meets the stated objectives of those policies and effectively serves the best interests of the Company and our stockholders.

Our Compensation Committee, no less frequently than annually, reviews our goals and objectives related to the compensation of our NEOs. During that review, the Compensation Committee considers the balance between short-term compensation and long-term incentive compensation, evaluates the performance of our NEOs in light of pre-established goals and objectives, and sets the compensation levels of our NEOs based on that evaluation. In setting the compensation levels, the Compensation Committee reviews a “tally sheet” for each NEO that sets forth the values of all components of the NEO’s current compensation, including base salary, annual target cash bonus, annual equity incentive award, severance and benefits programs. This “tally sheet” analysis allows the Compensation Committee to view each NEO’s total compensation and assess how a potential change to one element of the compensation program would affect a NEO’s overall compensation.

Our Compensation Committee has the ultimate authority and responsibility to engage and terminate any outside adviser or consultant to assist in determining appropriate compensation levels for our NEOs. The Compensation Committee uses information provided by such advisers and consultants to determine the appropriate compensation of our NEOs.

Role of Executive Officers in Compensation Decisions

Company management, including our CEO, supports the Compensation Committee, attends portions of its meetings, makes recommendations to the Compensation Committee regarding base salaries, bonuses and equity compensation grants for certain executive officers and key teammates, and performs various day-to-day administrative functions on behalf of the Compensation Committee in connection with our cash and equity compensation programs and plans. Specifically, our CEO provides input for the Compensation Committee to assess the effectiveness of the existing compensation philosophy and program and makes specific recommendations regarding the potential base salaries, annual target cash bonuses and long-term equity incentives to be paid to the remainder of our NEOs and key teammates. Our CEO is not present during deliberations or voting by the Compensation Committee relating to his own compensation. The Compensation Committee has discretion to approve, disapprove or modify recommendations made by the CEO.

Role of Compensation Consultants

The Compensation Committee has engaged an independent compensation consultant, Deloitte Consulting LLP (“Deloitte”), to review, assess and provide input with respect to certain aspects of our compensation program for executive officers and non-employee directors. Deloitte was previously engaged, beginning in July 2013, by the Compensation Committee of the board of directors of SCA to assist with executive compensation matters in connection with the possibility of SCA transitioning to become a public company. In its role as compensation consultant, Deloitte has rendered services to the compensation committee of SCA and, since our initial public offering, to our Compensation Committee, including examining the overall pay mix for our executive officers, conducting a competitive assessment of our executive compensation program, and making recommendations and advising on compensation design and competitive market levels. Deloitte has also provided advice on structuring annual and long-term incentive arrangements for our executive officers. In addition, Deloitte has provided and is expected to continue to provide advice to the Compensation Committee on the compensation elements and competitive market levels for non-employee directors.

In addition to the compensation consulting services provided by Deloitte to the Compensation Committee, Deloitte affiliates have provided certain services to us and SCA, at the request of management, consisting of internal tax support and reviewing SCA’s service delivery model, which additional services have been approved by the Compensation Committee. Deloitte’s fees for executive and director compensation services in 2015 were $237,065. For the additional services performed by affiliates of Deloitte, as described above, the aggregate fees in 2015 were $391,956. The Compensation Committee believes that, given the nature and scope of these projects, these additional services did not raise a conflict of interest and did not impair Deloitte’s ability to provide independent advice to the Compensation Committee concerning executive and director compensation matters. In making this determination, the Compensation Committee has considered, among other things, the following factors: (i) the types of non-compensation services provided by the affiliates of Deloitte, (ii) the amount of fees for such non-compensation services, noting in particular that such fees are negligible when considered in the context of the aggregate total revenues of Deloitte and its affiliates for the period, (iii) Deloitte’s policies and procedures concerning conflicts of interest, (iv) the fact that Deloitte representatives who advise the Compensation Committee do not provide any non-compensation related services to us or SCA, (v) the fact that there are no other business or personal relationships between our management or members of the Compensation Committee, on the one hand, and any Deloitte representatives who provide compensation services to us, on the other hand, and (vi) the fact that neither Deloitte nor any of the Deloitte representatives who provide compensation services to the Compensation Committee own any of our common stock.

Peer Group and Benchmarking

In June 2015, at the request of the Compensation Committee, Deloitte performed a review and provided a report on the competitiveness of the annual and long-term incentive practices for the NEOs (excluding Mr. Clemens) by comparing their compensation with the compensation of executive officers holding comparable positions at other publicly owned healthcare services companies that are reflective of the companies we compete with for talent and customers. For each NEO, Deloitte compared the NEO’s base salary, target total cash compensation (the sum of base salary and target bonus), actual total cash compensation (the sum of base salary and actual bonus), long-term incentive opportunity, target total direct compensation (the sum of target total cash compensation and long-term incentive opportunity) and actual total direct compensation (the sum of actual total cash compensation and long-term incentives) to the compensation in fiscal 2014 of executive officers with comparable positions among the peer group companies for an individual position analysis. Deloitte also performed an aggregate pay analysis of the top five most highly paid executive officers at the Company compared to companies in the peer group based on target and actual total direct compensation paid in the fiscal year ended December 31, 2014. For Messrs. Rucker and Clark, Deloitte conducted a “rank” analysis in addition to the position analysis, comparing each of them to the second and third, respectively, highest paid officers at companies in the peer group, due to limited data points for the chief operating officer and chief development officer position analysis.

Deloitte’s analysis was based on twelve publicly traded companies for which the median trailing twelve months revenue (as of June 2015) was approximately $2.8 billion. While the Company’s systemwide net operating revenues for the same time period was approximately $1.5 billion, these companies are reflective of the types of companies with which we compete for the talent required to help us achieve our long-term financial and strategic objectives. As the Company continues to grow in both size and complexity, it will need to recruit and retain top-level executive officers and key teammates against companies that are currently larger than us and spend more on executive compensation. The Compensation Committee has determined that it is appropriate to consider the compensation levels of these larger companies that we believe more closely match the complexity of the Company’s business, as the Company will need to provide competitive compensation in order to recruit and retain executive officers and key teammates in the future. The Compensation Committee and management also believe that the Company’s systemwide net operating revenues is the appropriate benchmarking metric because it is an important financial metric by which management and the Board measure the Company’s performance and growth, including revenues from both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership), and it is an important metric used by industry analysts. In order for the Company’s executive compensation program to align with the Company’s strategic objectives, we believe that the same financial metric (systemwide revenues) should be used when benchmarking the Company’s compensation program as when evaluating the Company’s financial performance.

The “peer group” companies reviewed and included in the report were as follows: AMN Healthcare Services, Inc., AmSurg Corp., Chemed Corp., HealthSouth Corporation, Kindred Healthcare Inc., LifePoint Health, Inc., Mednax, Inc., Omnicare Inc., PharMerica Corporation, Select Medical Holdings Corporation and Team Health Holdings, Inc. The results of this report reflect the Company’s emphasis on, and conscious design of the executive compensation philosophy to deliver a large portion of pay through, long-term equity incentives. In addition to the peer companies identified above, the Compensation Committee also considers the compensation practices (but not pay levels) of HCA Holdings, Inc., DaVita Healthcare Partners Inc. and Universal Health Services Inc. because they are leading healthcare services companies that have similar business focus and complexity to ours, although they are significantly larger than the Company in revenue and market capitalization. In addition to the peer group companies named above, the Compensation Committee also considered the compensation practices of Acadia Healthcare Company, Inc. and VCA Inc. when designing the executive compensation program for 2016 and setting the compensation levels of the NEOs for 2016, as these companies have a similar complexity to ours and we compete against them for talent.

Consistent with our compensation philosophy, the Compensation Committee is not required to approve compensation precisely reflecting the results of peer group benchmarking data, and this data is used to give context to the executive compensation program and provide the Compensation Committee with a frame of reference for its decision making. The Compensation Committee seeks to set target total direct compensation levels for the NEOs comparable to those set by companies in our peer group at the 50th percentile, but the Compensation Committee also considers, among other factors (typically not reflected in benchmarking data): the requirements of the applicable employment agreements, the NEO’s individual performance during the year, projected role and responsibilities for the coming year and actual and potential impact on the successful execution of Company strategy, recommendations from our CEO and advice from our compensation consultant, the NEO’s prior compensation, experience and professional status, internal pay equity, and employment market conditions and compensation practices within our peer group. We also take into consideration market trends to determine how base salary and incentives are changing from year to year and how each component of compensation relates as a percentage of total compensation. The weighting of these and other relevant factors is determined on a case-by-case basis for each NEO upon consideration of the relevant facts and circumstances.

Elements of 2015 Executive Compensation

The compensation of our NEOs consists of base salaries, annual cash bonuses, equity awards and employee benefits, as described below. Our NEOs are also entitled to certain compensation and benefits upon qualifying terminations of employment pursuant to their employment agreements and the various award agreements under the Company’s 2013 Omnibus Long-Term Incentive Plan (as amended, the “2013 Omnibus Plan”), as described below under “Benefits Upon Termination of Employment.”

Base Salaries. Base salaries for our NEOs are determined based on each NEO’s responsibilities and his experience and contributions to our business, and each NEO’s employment agreement provides for a minimum base salary. This fixed compensation provides a level of income security that is not subject to financial performance risk. Base salaries for our NEOs are reviewed periodically by our Compensation Committee. When reviewing a base salary for potential increase, our Compensation Committee considers the performance of the Company and the NEO during the prior year, the NEO’s level of base salary and total cash compensation opportunities relative to other executive officers of the Company and executive officers in comparable positions at the Company’s peer group companies (as described above), recommendations of the CEO and the NEO’s skills and experience.

On March 4, 2015, the Compensation Committee approved an increase in Mr. Hayek’s base salary from $780,000 to $800,000, an increase of approximately 2.6%; an increase in Mr. Rucker’s base salary from $439,000 to $455,000, an increase of approximately 3.6%; an increase in Mr. Clark’s base salary from $469,000 to $480,000, an increase of approximately 2.3%; an increase in Mr. Sharff’s base salary from $400,000 to $415,000, an increase of approximately 3.8%; and an increase in Mr. Clemens’s base salary from $401,000 to $410,000, an increase of approximately 2.2%, with such increases becoming effective on March 22, 2015. In approving salary increases for these NEOs, the Compensation Committee took into consideration their extensive experience working in or for the healthcare services industry, as well as their deep knowledge of the Company’s industry and valuable contributions to the Company over the past year. The Compensation Committee also considered the compensation of executive officers holding comparable positions at our peer group companies and market trends related to various compensation components, as described above under “Peer Group and Benchmarking.” Mr. De Weerdt’s annual base salary was $425,000 commencing May 19, 2015.

Annual Cash Bonuses. Our NEOs are eligible to participate in our Senior Management Bonus Program, which was established to provide our executive officers and other key teammates with the opportunity to earn cash bonuses upon the achievement of specific, pre-established and measurable financial and operational objectives, as well as individual goals. We believe it is important to provide annual cash bonus opportunities to motivate our leaders to attain specific short-term quantitative and qualitative performance objectives that, in turn, further the Company’s achievement of our long-term performance objectives. Each of the NEOs (except Mr. De Weerdt) was eligible to participate in the Senior Management Bonus Program for 2015. Pursuant to Mr. De Weerdt’s Employment Agreement, he received a $200,000 signing bonus following the effective date of his employment and a fixed bonus for 2015 of $276,250.

All of the participants in the 2015 Senior Management Bonus Program were eligible to receive annual cash bonuses based on the achievement of corporate and individual goals. Corporate goals were based upon the Company meeting pre-determined financial goals. Individual goals, if any, were initially proposed by each participant in consultation with the CEO and were then approved by the Compensation Committee. The target and maximum amounts of any annual bonus that could be earned by an individual, including our NEOs, were expressed as a percentage of the individual’s annual base salary in effect. For fiscal year 2015, Mr. Hayek had a target annual bonus of 100% of base salary, up to a maximum of 200% of base salary. Mr. Rucker had a target annual bonus of 77.5% of base salary, up to a maximum of 155% of base salary. Mr. Clark had a target annual bonus of 70% of base salary, up to a maximum of 140% of base salary. Mr. Sharff had a target annual bonus of 65% of base salary, up to a maximum of 130% of base salary. Mr. Clemens had a target annual bonus of 65% of base salary, up to a maximum of 130% of base salary. The cap on maximum payouts is one of the practices and procedures the Company uses to discourage unnecessary and excessive risk taking. We seek to offer cash awards in a large enough proportion to base salary to ensure that a significant portion of each NEO’s cash compensation is “at risk” and payable only upon the achievement of defined Company and individual objectives.

The Senior Management Bonus Program provided the NEOs with an opportunity to earn incentive compensation in 2015 based on: (i) the attainment of a pre-established target relating to the Company’s operating profit for the year (as discussed below), (ii) the achievement of certain pre-established performance objectives during the year (as discussed below), and (iii) with respect to Mr. Clemens, personal performance. For 2015, the cash bonus opportunity was weighted among these metrics as follows for each of the NEOs (excluding Mr. De Weerdt, who did not participate in the Senior Management Bonus Program in 2015):

Named Executive Officer	Percentage of Bonus Attributable to Operating Profit(1)	Percentage of Bonus Attributable to Performance Objectives	Percentage of Bonus Attributable to Personal Performance
Andrew P. Hayek	80%	20%	—
Michael A. Rucker	80%	20%	—
Joseph T. Clark	30%	70%	—
Richard L. Sharff, Jr.	50%	50%	—
Peter J. Clemens IV	35%	50%	15%

(1)	For each NEO other than Mr. Rucker, the operating profit performance metric was based upon the Company’s attainment of an Adjusted EBITDA-NCI target (as defined and discussed below). With respect to Mr. Rucker, 40% of his total bonus opportunity was based upon the Company’s attainment of the Adjusted EBITDA-NCI target and 40% upon the Company’s achievement of the “field profit” target, which we calculate as the Company’s Adjusted EBITDA-NCI less overhead expenses.

The annual cash bonuses are intended to encourage strong performance on factors that are key to the Company’s growth and success. The weighting of these criteria has been developed over time by the Compensation Committee and is believed to serve as an effective incentive for enhanced individual and Company-wide performance.

The criteria for operating profit in 2015 was “Adjusted EBITDA-NCI,” which is defined as net income (loss) attributable to the Company before provisions (benefits) for income tax expense, net interest expense, depreciation and amortization, net loss from discontinued operations, equity method amortization expense, (gain) loss on sale of investments, HealthSouth option expense, debt modification expense, loss on extinguishment of debt, asset impairments, gain (loss) on disposal of assets, stock compensation expense and other, less net income attributable to noncontrolling interests. The Compensation Committee chose to base the Company-wide 2015 financial metric on Adjusted EBITDA-NCI for a number of reasons:

•	It effectively measures overall Company performance;

•	It can be considered an important substitute for cash flow;

•	It has been a key metric driving the valuation in the internal Company model, consistent with the valuation approach used by industry analysts; and

•	The Compensation Committee considers the components of Adjusted EBITDA-NCI to be primarily within the control of management.

The Adjusted EBITDA-NCI target is linked to the Company’s short-term and long-term business objectives to ensure incentives are provided for appropriate annual growth.

After the end of the fiscal year, the Compensation Committee specifically reviews whether the performance criteria were satisfied and approves the payout of bonuses to the NEOs. The CEO assists and advises the Committee on the attainment of personal objectives, if any, for the other NEOs.

The following table reflects the total target bonus opportunity and the allocation of the total target bonus opportunity among the weighted elements for 2015 (based on the percentage allocations described above) for each of the NEOs (excluding Mr. De Weerdt, who did not participate in the Senior Management Bonus Program in 2015):

Named Executive Officer	2015 Base Salary After 3/22/15	Total Target Bonus Amount (based on percentage of base salary)	Portion of Target Bonus Amount Based on Adjusted EBITDA-NCI		Portion of Target Bonus Amount Based on Performance Objectives		Portion of Target Bonus Amount Based on Personal Performance
Andrew P. Hayek	$800,000	$800,000	$640,000		$160,000	(1)	—
Michael A. Rucker	$455,000	$352,625	$282,100	(2)	$70,525	(3)	—
Joseph T. Clark	$480,000	$336,000	$100,800		$235,200	(4)	—
Richard L. Sharff, Jr.	$415,000	$269,750	$134,875		$134,875	(5)	—
Peter J. Clemens IV	$401,000	$260,650	$91,228		$130,325	(6)	$39,098

(1)	The performance objectives established by the Compensation Committee for 2015 for Mr. Hayek included: (a) success of 2014 and first, second and third quarter 2015 acquisitions, in the aggregate, in achieving certain projected financial results (25%); (b) achievement of target amount of initial year contributions by acquisitions in 2015 toward certain financial results (25%); (c) achievement of target amount of following year contributions by acquisitions in 2014 toward certain financial results (25%); and (d) successful addition in 2015 of a target number of new health system partners with growth potential (25%).
(2)	Mr. Rucker’s operating profit performance metric was evenly split between both the Company’s attainment of the Adjusted EBITDA-NCI target and the Company’s achievement of the “field profit” target.
(3)	The performance objectives established by the Compensation Committee for 2015 for Mr. Rucker included: (a) success of 2014 and first, second and third quarter 2015 acquisitions, in the aggregate, in achieving certain projected financial results (25%); (b) achievement of target amount of initial year contributions by acquisitions in 2015 toward certain financial results (25%); (c) successful hiring of certain member of management by the end of the second quarter of 2015 (25%); and (d) design and execution of a material improvement in support services efficiency, driving a certain amount of anticipated combined cost savings in 2016.
(4)	The performance objectives established by the Compensation Committee for 2015 for Mr. Clark included: (a) success of 2014 and first, second and third quarter 2015 acquisitions, in the aggregate, in achieving certain projected financial results (25%); (b) achievement of target amount of initial year contributions by acquisitions in 2015 toward certain financial results (25%); (c) achievement of target amount of following year contributions by acquisitions in 2014 toward certain financial results (25%); and (d) successful addition in 2015 of a target number of new health system partners with growth potential (25%).
(5)	The performance objectives established by the Compensation Committee for 2015 for Mr. Sharff included: (a) achievement of target amount of initial year contributions by acquisitions in 2015 toward certain financial results (25%); (b) achievement of target amount of following year contributions by acquisitions in 2014 toward certain financial results (25%); (c) achievement of a certain rating by Company management in evaluation of legal team service excellence in December 2015 (25%); and (d) successful co-leadership of Birmingham office culture, including achievement of a certain teammate engagement index rating as of December 31, 2015 (25%).
(6)	The performance objectives established by the Compensation Committee for 2015 for Mr. Clemens included: (a) success of 2014 and first, second and third quarter 2015 acquisitions, in the aggregate, in achieving certain projected financial results (25%); (b) achievement of target amount of initial year contributions by acquisitions in 2015 toward certain financial results (25%); (c) achievement of target amount of following year contributions by acquisitions in 2014 toward certain financial results (25%); and (d) successful testing of the Company’s internal controls under The Sarbanes-Oxley Act of 2002 on June 30, 2015.

For 2015, the Company’s Adjusted EBITDA-NCI performance target was fixed at the beginning of the performance period at $173.2 million. The 2015 threshold payout level was set at 90% of this target goal and the maximum payout level was set at 130% of this target goal. To the extent that Adjusted EBITDA-NCI was less than 90% of the target amount, then the NEOs would not earn any bonus amount under the Senior Management Bonus Program for 2015. To the extent Adjusted EBITDA-NCI was between 90% and 130% of the target amount, the percentage of the bonus opportunity earned would be determined through straight-line interpolation, with a 10% additional payout for each percentage point above threshold performance and a 3.33% additional payout for each percentage point above target performance, with a maximum 200% payout at 130% of target. For Mr. Rucker, the “field profit” target for 2015 was fixed at the beginning of the performance period at $269.3 million. The performance targets were tied directly to the Company’s operating plan for 2015. The Compensation Committee considered the performance target levels to be attainable, but that achievement of the targets would require strong performance and execution.

Actual 2015 Results

In March 2016, upon review of the Company’s 2015 financial performance, the Compensation Committee determined that the Company’s Adjusted EBITDA-NCI for the fiscal year ended December 31, 2015 was $175.3 million, or slightly above the targeted performance level that had been set by the Compensation Committee, and which, using linear interpolation, resulted in a payout of 103.0% of the targeted bonus amount attributable to the Adjusted EBITDA-NCI financial goal. The Compensation Committee also determined that the Company’s “field profit” for the fiscal year ended December 31, 2015 was $283.9 million, or approximately 5% above the targeted performance level that had been set by the Compensation Committee, and which, using linear interpolation, resulted in payout of 116.7% of the targeted bonus amount attributable to the “field profit” financial goal. Additionally, the Compensation Committee evaluated, with input from the CEO, the degree to which the pre-established performance objectives for each NEO (other than the CEO) were achieved, multiplying the percentage of the performance objectives achieved by the amount of the targeted bonus amount allocated to the objectives, and then multiplying such amount by 103.0%.

The following table provides the computation of the cash bonus amounts paid to the NEOs for 2015 performance (excluding Mr. De Weerdt, who did not participate in the Senior Management Bonus Program in 2015):

Named Executive Officer(1)	Bonus Attributable to Adjusted EBITDA-NCI(2)		Bonus Attributable to Performance Objectives(3)	Total 2015 Bonus Earned
Andrew P. Hayek	$659,200		$179,670	$838,870
Michael A. Rucker	$309,816	(4)	$55,299	$365,115
Joseph T. Clark	$103,824		$264,115	$367,939
Richard L. Sharff, Jr.	$138,921		$160,524	$299,445

(1)	Mr. Clemens forfeited his annual cash bonus for 2015 upon his retirement.
(2)	Represents a payout of 103.0% of the targeted bonus amount attributed to the Adjusted EBITDA-NCI financial goal.
(3)	Represents the amount of the targeted bonus opportunity allocated to performance objectives that was earned, multiplied by 103.0%.
(4)	Mr. Rucker’s operating profit performance metric was based upon both the Company’s attainment of the Adjusted EBITDA-NCI target and the Company’s achievement of the “field profit” target.

The annual cash bonuses for 2015 were awarded under the 2013 Omnibus Plan and are designed to comply with the “qualified performance-based compensation” requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) and be fully tax-deductible. The Compensation Committee established the performance goal that if the Company’s operating income in 2015 was equal to or greater than its operating income in 2014, then each participant in the Senior Management Bonus Program would be eligible to receive in cash a maximum award amount of $3.5 million, which is the per participant limit on annual cash bonuses set forth in the 2013 Omnibus Plan. The maximum award amounts determined under the Senior Management Bonus Program for 2015 were not the expected bonus amounts for the participants. Rather, the maximum award amounts established thereunder represent the maximum amount of bonus awards that the Compensation Committee could approve as “qualified performance-based compensation” for tax purposes pursuant to Section 162(m) of the Code, and the Compensation Committee has discretion under the Senior Management Bonus Program to reduce the amount to be paid for any participant. Because the Company’s operating income in 2015 was greater than its operating income in 2014, each participant in the Senior Management Bonus Program was eligible to receive in cash the maximum award amount. As a result, the annual cash bonuses awarded to the NEOs under the Senior Management Bonus Program for 2015 are categorized as “qualified performance-based compensation” under Section 162(m) of the Code.

Long-Term Equity Incentives. In order to align the long-term interests of the NEOs with those of the Company and its stockholders, we believe that a substantial portion of these individuals’ compensation should be in the form of equity awards. These awards are intended to motivate the NEOs by linking a significant portion of their compensation with the long-term performance of the Company. All equity awards subsequent to the IPO have been granted under the 2013 Omnibus Plan. See “2013 Omnibus Plan” beginning on page 58 below for a description of our 2013 Omnibus Plan. On June 4, 2015, the NEOs (except Messrs. De Weerdt and Clemens) were granted time-based RSUs and time-based options under the 2013 Omnibus Plan, subject to the NEO continuing to be employed on the applicable vesting date. Each of the time-based RSUs and the time-based options vests in four equal annual installments of 25% per year on each anniversary of the grant date, or June 4, 2015.

The amount of the equity awards granted in 2015 was determined by reference to a dollar amount of compensation set by the Compensation Committee. In determining the dollar amount of equity awards granted to the NEOs for 2015, the Compensation Committee considered the recommendations of our CEO, individual and Company performance during 2014, the size of equity awards granted to executive officers serving in comparable positions at our peer companies, share usage and dilution from all grants, and market and other factors. When making equity award decisions, the Compensation Committee does not consider existing stock ownership levels or “wealth accumulation” analyses from prior equity awards. After determining the dollar amount of compensation to be paid through equity grants, (i) the number of RSUs granted was determined by dividing 65% of the dollar amount of such compensation by an amount equal to the average of the high and low prices of our common stock on the date of grant and (ii) the number of options to purchase shares of common stock was determined by dividing 35% of the dollar amount of such compensation by an amount equal to the average of the high and low prices of our common stock on the date of grant and then multiplying the result by a modified Black-Scholes value.

Pursuant to his Employment Agreement, Mr. De Weerdt was granted on May 19, 2015 time-based RSUs that vest in three equal annual installments of 33.33% per year on each anniversary of the grant date, subject to Mr. De Weerdt continuing to be employed on the applicable vesting date.

Based upon the formulas described above, the Compensation Committee approved grants of time-based RSUs and time-based options to the NEOs in 2015 as follows:

Named Executive Officer	Number of RSUs Awarded in 2015	Grant Date Fair Value of RSUs Awarded in 2015	Number of Options Awarded in 2015	Grant Date Fair Value of Options Awarded in 2015
Andrew P. Hayek	76,271	$2,924,993	102,113	$1,575,001
Tom W. F. De Weerdt	21,852	$800,220	—	—
Michael A. Rucker	21,186	$812,483	28,365	$437,505
Joseph T. Clark	16,949	$649,994	22,692	$350,004
Richard L. Sharff, Jr.	11,864	$454,984	15,884	$244,996
Peter J. Clemens IV	—	—	—	—

Benefits and Perquisites. Our NEOs participate in our broad-based benefit programs on the same basis as all other eligible teammates, including Company-sponsored medical, dental, life insurance and long-term disability insurance programs, and the Surgical Care Affiliates, Inc. Retirement Investment Plan, a tax-qualified 401(k) savings plan (the “401(k) Plan”). The 401(k) Plan allows participants to contribute up to 100% of their pay on a pre-tax basis into individual retirement accounts, subject to the maximum annual limits set by the Internal Revenue Service. During 2015, the Company made a matching employer contribution in an amount equal to 50% of the first 4% of each plan participant’s elective deferrals. All contributions to the 401(k) Plan are in the form of cash. Employer contributions vest over a six-year service period. Participants are immediately fully vested in their own contributions to the 401(k) Plan.

We generally do not provide perquisites that are not, in the Compensation Committee’s view, integrally and directly related to the NEOs’ duties. However, the Company paid Mr. Hayek’s dues and expenses for his memberships in the Young Presidents Organization (“YPO”) and the YPO-WPO International in the amount of approximately $9,307 in 2015. The Compensation Committee views the YPO as a valuable part of Mr. Hayek’s development as a leader of our Company.

Employment Agreements. We have entered into employment agreements with each of our NEOs to help ensure the retention of those individuals critical to the future success of the Company. Each of these employment agreements was negotiated and entered into with the NEO at the respective time of hire or at the time of his or her promotion to an executive officer position, as applicable. The employment agreements provide for a minimum base salary, subject to annual increases as the Compensation Committee determines to be appropriate. The employment agreements generally have three-year terms (expiring on the third anniversary of the deemed effective date of the employment term), but contain a provision that automatically extends the term for an additional one year on each successive anniversary date unless the Company or the NEO gives the other party notice of non-renewal not less than 90 days prior to any such anniversary. If the Company elects not to extend the NEO’s employment, the NEO will be considered to have been terminated without cause. Among other things, these agreements set the NEOs’ compensation terms, their rights upon a termination of employment, and restrictive covenants regarding non-competition, non-solicitation and confidentiality. See “Employment Agreements” beginning on page 52 below for additional details about the employment agreements with our NEOs.

2016 Compensation Actions

At the meeting of the Compensation Committee held on March 2, 2016, the Compensation Committee established 2016 base salaries for the NEOs and granted short-term and long-term incentive compensation awards to the NEOs. For purposes of this discussion of 2016 compensation actions, the term “NEOs” excludes Mr. Clemens as he retired from the Company on June 30, 2015. The 2016 base salaries for the NEOs were increased by between 2.1% and 2.5%. See “Elements of 2015 Executive Compensation—Base Salaries” above for a discussion of the various factors that the Compensation Committee considers when evaluating and establishing base salaries. The Compensation Committee also approved the Company’s Senior Management Bonus Program for 2016, including establishing the performance objectives that will determine the payouts under such program.

All of the participants in the 2016 Senior Management Bonus Program are eligible to receive annual cash bonuses based on the achievement of pre-established corporate goals. For 2016, the cash bonus opportunity for all of the NEOs is based 70% upon the Company’s attainment of the target Adjusted EBITDA-NCI, 15% upon the Company’s achievement of the target Patient Satisfaction Net Promoter Score and 15% upon the Company’s performance of investments in new facilities for the trailing 24 months compared to the projected performance. The Compensation Committee chose to continue to utilize the Adjusted EBITDA-NCI financial metric for the annual cash bonuses and chose to utilize the Patient Satisfaction Net Promoter Score and the performance of investments in new facilities for the trailing 24 months compared to the projected performance metrics for the reasons set forth below:

2016 Senior Management Bonus Program Performance Metrics	Reasons for Utilizing Such Metrics
Adjusted EBITDA-NCI	• Effectively measures overall Company performance;
• Can be considered an important substitute for cash flow;
• Key metric driving the valuation in the internal Company model, consistent with the valuation approach used by industry analysts; and
• Compensation Committee considers the components of Adjusted EBITDA-NCI to be primarily within the control of management.

Patient Satisfaction Net Promoter Score (“NPS”)	• Aligned with the Company’s core purpose of improving the quality of our clinical outcomes and patient care;
• High NPS demonstrates a strong loyalty to the Company’s brand;
• Customers who respond with a score of 9 or 10 are called “Promoters” and are likely to remain customers for longer and make positive referrals to other potential customers; and
• Common metric evaluated by healthcare providers.

Performance of Investments in New	• Aligned with the Company’s business strategy; and
Facilities for the Trailing 24 Months Compared to the Projected Performance	• Primary metric for management to track the performance of the Company’s completed investments.

With respect to the Adjusted EBITDA-NCI target for 2016, the threshold payout level is again set at 90% of the target goal and the maximum payout level is set at 130% of the target goal. As in 2015, the performance target is tied directly to the Company’s operating plan for 2016, and, to the extent that Adjusted EBITDA-NCI is less than 90% of the target amount, the NEOs will not earn any bonus amount under the Senior Management Bonus Program for 2016. With respect to the Patient Satisfaction NPS target for 2016, the target is tied to a specific Patient Satisfaction NPS. The threshold payout level is set at approximately 92% of the target score and the NEOs will earn 100% of the payout if the Patient Satisfaction NPS meets or exceeds the target score for 2016. With respect to the performance of new investments for the trailing 24 months compared to the projected performance, the target is tied to the new investments achieving 100% of the projected performance. The threshold payout level is set at 75% of the target goal and the maximum payout level is set at 125% of the target goal. The Compensation Committee considers the performance target levels to be attainable, but that achievement of the targets will require strong performance and execution. The performance targets for the three metrics were determined for 2016 by the Compensation Committee at its meeting held on March 2, 2016.

The maximum total bonus award as a percentage of base salary that each NEO can receive for 2016 is 240% for Mr. Hayek, 130% for Mr. De Weerdt, 155% for Mr. Rucker, 140% for Mr. Clark and 130% for Mr. Sharff. These percentages are unchanged from 2015, except Mr. De Weerdt did not participate in the 2015 Senior Management Bonus Program and Mr. Hayek’s target annual bonus opportunity increased from 100% to 120% of base salary, causing his maximum annual bonus opportunity to increase from 200% to 240% of base salary. After receiving input from Deloitte, the Company’s compensation consultant, regarding leading annual incentive plan practices in the Company’s peer group, the Compensation Committee decided to eliminate individual performance objectives in order to further align incentives with purely objective financial, operational and clinical goals. As reflected above for 2016 and going forward, the annual cash bonus opportunity for the NEOs will be based solely on the Company’s achievement of Company-wide performance metrics. The annual cash bonuses for 2016 were again designed to comply with the “qualified performance-based compensation” requirements of Section 162(m) of the Code and be fully tax-deductible. To accomplish this, the Compensation Committee established the Section 162(m) performance goal that if the Company’s operating income in 2016 is equal to or greater than its operating income in 2015, then the NEOs will be eligible to earn their maximum awards.

In determining the long-term equity awards granted to the NEOs during 2016, the Compensation Committee considered, among other factors, the recommendations of Deloitte and the CEO, individual and Company performance, our annual budget for 2016 and the estimated annual financial accounting compensation expense associated with stock awards. The Compensation Committee also considered the practices of peer group companies in granting equity incentives and the potential benefits to the Company and its stockholders of granting performance-based equity awards to the Company’s NEOs. Based upon those considerations, the Compensation Committee determined to grant equity awards in 2016 in the form of time-based RSUs, time-based options and performance-based share awards. Mr. Hayek received 50% of his 2016 equity award in the form of performance shares and 50% in the form of time-based RSUs, and the other NEOs received 25% of their 2016 equity awards in the form of performance shares, 55% in the form of time-based RSUs and 20% in the form of time-based options. After determining the targeted dollar amount of compensation to be paid through equity grants ($4,500,000 for Mr. Hayek, $800,000 for Mr. De Weerdt, $1,250,000 for Mr. Rucker, $1,000,000 for Mr. Clark and $700,000 for Mr. Sharff), (i) the number of performance shares granted was determined by dividing the applicable dollar amount of equity allocated to performance shares by an amount equal to the average of the high and low prices of our common stock on the date of grant, (ii) the number of time-based RSUs was determined by dividing the applicable dollar amount of equity allocated to RSUs by an amount equal to the average of the high and low prices of our common stock on the date of grant and (iii) the number of options to purchase shares of common stock was determined by dividing the applicable dollar amount of equity allocated to options by an amount equal to the average of the high and low prices of our common stock on the date of grant and then multiplying the result by a Black-Scholes value.

Based upon the formulas described above, the Compensation Committee approved 2016 grants of time-based RSUs, time-based options and performance share awards to the NEOs as follows:

Named Executive Officer	Number of RSUs Awarded in 2016	Number of Options Awarded in 2016	Target Number of Performance Shares Awarded in 2016
Andrew P. Hayek	54,545	—	54,545
Tom W. F. De Weerdt	10,667	13,792	4,848
Michael A. Rucker	16,667	21,550	7,576
Joseph T. Clark	13,333	17,237	6,061
Richard L. Sharff, Jr.	9,333	12,067	4,242

The time-based RSUs and time-based options granted to our NEOs in 2016 vest in four equal annual installments of 25% per year on each anniversary of the grant date, or March 2, 2016, subject to the NEO continuing to be employed on the applicable vesting date.

The performance share awards are settled through the delivery of a number of shares of common stock equal to 0% to 120% of the target number of performance shares granted based upon the Company’s performance with respect to two performance metrics, Adjusted EBITDA-NCI and systemwide net operating revenues, which includes revenues from both consolidated and nonconsolidated facilities (without adjustment based on our percentage of ownership in such facilities). The Company’s performance relative to the targets established for these two metrics will be measured in 2018, and the earned shares, if any, will be paid out thereafter. The Compensation Committee chose to utilize the Adjusted EBITDA-NCI and systemwide net operating revenues financial metrics for the long-term performance share awards for the reasons set forth below:

2016 Long-Term Performance Share Awards Metrics	Reasons for Utilizing Such Metrics
Adjusted EBITDA-NCI	• Effectively measures overall Company performance;
• Can be considered an important substitute for cash flow;
• Key metric driving the valuation in the internal Company model, consistent with the valuation approach used by industry analysts; and
• Compensation Committee considers the components of Adjusted EBITDA-NCI to be primarily within the control of management.

Systemwide net operating revenues	• Primary measure of the Company’s growth; and
• Important metric used by industry analysts.

The number of performance shares granted will be based 40% on the Company’s attainment of the Adjusted EBITDA-NCI target in 2018 and 60% on the Company’s attainment of the systemwide net operating revenues target in 2018. Such performance targets were set for 2018 by the Compensation Committee at its meeting held on March 2, 2016. The threshold payout level for the Adjusted EBITDA-NCI metric is set at approximately 89% of the target goal and the maximum payout level is set at approximately 111% of the target goal. To the extent Adjusted EBITDA-NCI is between 89% and 111% of the target amount, the percentage of the target performance shares earned will be determined through straight-line interpolation between a minimum 80% payout at 89% of target and a maximum 120% payout at 111% of target. The threshold payout level for the systemwide net operating revenues metric is set at approximately 89% of the target goal and the maximum payout level is set at approximately 111% of the target level. To the extent systemwide net operating revenues is between 89% and 111% of the target amount, the percentage of the target performance shares earned will be determined through straight-line interpolation between a minimum 80% payout at 89% of target and a maximum 120% payout at 111% of target.

The performance shares were awarded under the 2013 Omnibus Plan and are designed to comply with the “qualified performance based compensation” requirements of Section 162(m) of the Code and be fully tax deductible. The Compensation Committee established the performance goal that if operating income in 2018 is greater than operating income in 2015, then each NEO will be eligible to receive the maximum number of performance shares, with the actual number of shares to be awarded to be based on the degree of achievement of the performance targets described above.

The Compensation Committee chose to utilize the Adjusted EBITDA-NCI financial metric as a performance metric for both our 2016 annual cash bonus program and our 2016 long-term performance share awards given that Adjusted EBITDA-NCI is an important measure of the Company’s financial performance for the reasons detailed above. In addition, the Committee utilized at least one additional unique performance metric for each of the awards so as to provide diversity in the performance metrics between the short-term and long-term incentive awards. The Compensation Committee retains the right to use its discretion in adjusting the payouts under our 2016 annual cash bonus program and our 2016 long-term performance share awards for unexpected events that impact the Company’s financial results and achievement of the various performance metrics, subject to the maximum award amounts established for purposes of Section 162(m) of the Code. The Committee has a formalized process for making such adjustments to the incentive payouts and will disclose the reasons for and calculations of any such adjustments.

Benefits Upon Termination of Employment

We have entered into employment agreements with each of our NEOs that provide for severance and the continuation of health insurance benefits in the event the NEO is terminated without cause or terminates his employment for good reason (as such terms are defined in the applicable employment agreement) or if the Company delivers a notice of non-renewal. The employment agreements also provide for severance and the continuation of health insurance benefits in the event the NEO is terminated without cause or terminates his employment for good reason or if the Company delivers a notice of non-renewal in each case within the three months prior to the consummation of, or within the twenty-four month period following, a change in control. Additionally, the equity and cash bonus award agreements under the 2013 Omnibus Plan entered into between the Company and the NEOs provide that if the NEO is terminated without cause within the two-year period following the consummation of a change in control, (i) all unvested time-based RSUs and time-based options held by the NEO will immediately vest, (ii) any performance share awards will be deemed earned at the target level, and (iii) any cash incentive awards will be deemed earned at the target level.

Severance arrangements are intended to provide compensation and a fair financial transition for a NEO when an adverse change in his or her employment status is required due to the needs of the Company or as a result of certain unexpected corporate events. We believe that reasonable severance benefits are appropriate in order to be competitive in our executive retention efforts. See “Employment Agreements” and “Potential Payments Upon Termination of Employment or Change-in-Control” below for information with respect to potential payments and benefits under the employment agreements with the NEOs and our other compensation arrangements upon the termination of the NEOs.

In connection with Mr. Clemens’ retirement from the Company on June 30, 2015, we entered into a consulting agreement with him under which he agreed to provide various consulting services to the Company, including reviewing the financial performance and capital structure of the Company and providing guidance regarding various investor relations activities, in exchange for $15,000 on each of April 30, 2016 and April 30, 2017. The agreement expires on April 30, 2017. Additionally, in connection with Mr. Clemens’ retirement and in recognition of his prior service to the Company, the Company agreed to extend the expiration date of the options that were granted to him in December 2011 and May 2013 to March 31, 2018. See “Consulting Agreement with Mr. Clemens” below.

Equity Grant Policy

On September 16, 2015, our Compensation Committee adopted an Equity Grant Policy in order to protect the integrity of the Company’s process with respect to granting equity-based awards to officers, teammates, directors and consultants, including grants under the 2013 Omnibus Plan, to avoid the appearance of equity granting improprieties, and to help ensure the proper documentation and notification of awards to grantees consistent with applicable legal, regulatory and accounting requirements. All equity awards to directors and “Subject Officers,” which includes (i) employees subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended, and (ii) “covered employees” under Section 162(m) of the Code, must be approved by a compensation committee composed of directors meeting the requirements set forth in the Equity Grant Policy.

Pursuant to the Equity Grant Policy, annual and ad hoc equity grants will only be made at regularly scheduled meetings of the Compensation Committee. Accordingly, the proximity of a grant date of any award to the date on which we announce material nonpublic information is coincidental. Historically, the Compensation Committee has approved annual equity awards for non-executive teammates during its prescheduled March meeting, after the Company issues its financial results for the prior fiscal year. Beginning in 2016, the Compensation Committee approved the annual equity awards for the NEOs in March as well. We do not have any program, plan or practice for setting the exercise price of stock option awards on any date other than the effective date of the award that is approved and granted at the prescheduled Compensation Committee meeting. The Equity Grant Policy provides that the exercise price of stock options is dictated by the equity plan under which the stock options are granted, which, in the case of the 2013 Omnibus Plan, is the average of the highest and lowest price of the Company’s common stock on the date of grant. It is our policy not to permit the repricing of stock option awards.

Compensation Recoupment Policy

On September 17, 2015, our Board of Directors adopted a Recoupment Policy which provides that, in the event the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with financial reporting requirements under the securities laws, we are required to recoup from current and former executive officers any excess incentive compensation received by them during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. The Recoupment Policy is intended to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act and proposed SEC rules thereunder, which we believe represents best practice. The Recoupment

Policy applies to incentive compensation (cash and equity) that is approved, awarded or granted to our executive officers on or after the date of the Policy’s adoption by the Board. Moreover, the Policy applies irrespective of whether an executive officer engaged in fraud or other misconduct.

Cash and equity awards that are granted, earned or vested wholly or in part on the attainment of a financial reporting measure are subject to recoupment based on a restatement of our financial statements. We can recoup incentive compensation by (i) requiring reimbursement of cash incentive compensation previously paid, (ii) seeking recovery of any gain realized on vesting, exercise, settlement, sale, transfer or other disposition of ay equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by us to the current or former executive officer, (iv) cancelling outstanding vested or unvested equity awards and/or (v) taking any other remedial or recovery action permitted by law. There is no time limit on our ability to recover amounts under the Policy other than limits imposed by law, and recoupment is available to us regardless of whether the executive officer is still employed by us when repayment is required. Our Compensation Committee, designated by the Board as the administrator of the Policy, is responsible for determining whether recoupment is required under the Policy and for making all other determinations for the administration of the Policy.

Prohibition on Pledging and Hedging of Company Stock

The Board of Directors adopted an Insider Trading Compliance Program, which contains the Company’s Insider Trading Policy (as amended, the “Insider Trading Policy”). The Insider Trading Policy prohibits the Company’s directors, executive officers and teammates from pledging their Company securities or engaging in transactions designed to “hedge” against the price of the Company’s securities. None of the Company’s directors or NEOs currently engages in any pledging or hedging transactions.

Stock Ownership Guidelines for Executive Officers

The Company has always encouraged its executive officers to have a financial stake in the Company, and the executive officers have generally owned shares of our common stock, but until 2014 the Company did not have any required level of share ownership for individual officers. On December 11, 2014, however, the Board of Directors, at the recommendation of the Compensation Committee, adopted the Surgical Care Affiliates, Inc. Executive Officer Stock Ownership Guidelines in order to implement a formal stock ownership guideline for the CEO and executive vice presidents (the “EVPs”), including the NEOs. Under the guideline, the CEO should acquire and beneficially own shares of the Company’s common stock with a value equal to at least four times his annual base salary and each of the EVPs should acquire and beneficially own shares of the Company’s common stock with a value equal to at least two and one-half times his or her annual base salary. Current executive officers have until December 11, 2018 to satisfy this guideline, while any new executive officer has four years from the date he or she becomes an executive officer to satisfy this guideline. The minimum number of shares to be held by an executive officer will be calculated based on the greater of the acquisition cost or the fair market value of such shares. For purposes of meeting the ownership guideline, the following categories of stock are counted: (i) shares owned directly or indirectly (e.g., by a spouse, minor children or a trust), (ii) vested RSUs and stock options subject to time-based vesting criteria and (iii) shares held in a retirement or deferred compensation account for the benefit of the executive officer. However, unvested RSUs and stock options and unearned performance shares are not counted toward meeting the guideline. If the number of shares that an executive officer should own is increased as a result of an increase in the amount of such officer’s annual base salary, the officer will have four years from the effective date of the increase to attain the increased level of ownership. As of April 4, 2016, all of SCA’s NEOs were in compliance with the guideline, with the exception of Mr. De Weerdt who has four years from the date of his hire to satisfy this guideline.

Tax and Accounting Matters

Tax Deductibility of Executive Compensation. Section 162(m) of the Code limits the tax deductibility of compensation paid to specified executive officers in excess of $1 million in any year. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals. Performance-based compensation such as annual cash bonuses, stock option awards and performance share awards can meet these requirements, and as such can be deducted by the Company when they are paid to the executive officer. It is the intent of the Compensation Committee to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) of the Code so long as doing so is compatible with its determinations as to the most appropriate methods and approaches for the design and delivery of compensation.

Accounting for Stock-Based Compensation. The Company accounts for stock-based payments, including under its 2007 Equity Plan and 2013 Omnibus Plan, in accordance with the requirements of Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation, of the Financial Accounting Standards Board (“FASB”).

Section 409A of the Internal Revenue Code (“Section 409A”). The Company designs, awards and implements its compensation arrangements to fully comply with Section 409A and accompanying regulations.

Summary Compensation Table

The table below summarizes the total compensation earned by each of the Company’s NEOs for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(2)		Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Andrew P. Hayek	2015	795,385	-0-		2,924,993	1,575,001		838,870	-0-	15,381	6,149,630
Chairman, President and CEO	2014 2013	780,000 592,298	309,934 1,871,032	(5) (6)	2,924,984 -0-	1,583,409 1,743,524		690,066 579,898	-0- -0-	15,149 14,290	6,303,542 4,801,042

Tom W. F. De Weerdt(7)	2015	250,096	476,250	(8)	800,220	-0-		-0-	-0-	5,653	1,532,219
Executive Vice President and Chief Financial Officer

Michael A. Rucker	2015	439,124	-0-		812,483	437,505		365,115	-0-	6,020	2,060,247
Executive Vice President and Chief Operating Officer	2014 2013	435,631 423,074	34,312 433,906	(9) (10)	80,000 -0-	422,244 887,121		290,688 315,909	-0- -0-	5,920 5,756	1,968,795 2,065,766

Joseph T. Clark	2015	464,584	-0-		649,994	350,004		367,939	-0-	6,046	1,838,567
Executive Vice President and Chief Development Officer	2014 2013	466,601 456,230	26,769 497,638	(11) (12)	649,990 -0-	351,874 515,588		288,231 320,991	-0- -0-	5,947 5,430	1,789,412 1,795,877

Richard L. Sharff, Jr.(13)	2015	400,423	-0-		454,984	244,996		299,445	-0-	5,983	1,405,831
Executive Vice President, General Counsel and Corporate Secretary

Peter J. Clemens IV(14)	2015	202,959	-0-		-0-	72,768	(15)	-0-	-0-	5,643	281,370
Former Executive Vice President and Chief Financial Officer

(1)	The amounts presented in this column represent the fair value of the time-based RSUs on the date of grant in accordance with ASC Topic 718. Further detail surrounding the time-based RSUs granted, the method of valuation and the assumptions made are set forth in Note 12 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015.
(2)	The amounts presented in this column, except with respect to Mr. Clemens, represent the fair value of the options granted to purchase shares of our common stock (or, prior to October 31, 2013, membership units of ASC Acquisition LLC) on the date of grant in accordance with ASC Topic 718. Further detail surrounding the options awarded, the method of valuation and the assumptions made are set forth in Note 12 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015. For 2013, in addition to the grant date fair value of the option awards granted to the NEOs in fiscal year 2013, the amounts reported include (i) the incremental fair value of the performance-based options that were accelerated on September 16, 2013, computed as of the acceleration date in accordance with ASC Topic 718, or $174,635 for Mr. Hayek, $130,809 for Mr. Rucker and $52,562 for Mr. Clark and (ii) the incremental fair value recognized for the reduction on September 16, 2013 of the exercise price of previously granted options that were unvested as of such date, computed in accordance with ASC Topic 718, or $368,894 for Mr. Hayek, $276,317 for Mr. Rucker and $111,030 for Mr. Clark.
(3)	The amounts presented in this column represent the portion of the cash bonuses earned by the NEOs under our Senior Management Bonus Program for the applicable year that were attributable to the attainment of pre-established corporate and/or individual performance goals for such year. Any discretionary bonuses, whether paid under the Senior Management Bonus Program or otherwise, are reported under the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column.
(4)	The amounts presented in this column represent 401(k) matching contributions and life insurance and long-term disability insurance premiums paid on behalf of the NEOs by the Company. The amounts presented for Mr. Hayek also include the dues and expenses for his memberships in the YPO and the YPO-WPO International paid on his behalf by the Company.
(5)	Represents the discretionary portion of the bonus paid to Mr. Hayek under our Senior Management Bonus Program for 2014.
(6)	$1,495,930 of this amount represents the amount of a one-time cash bonus paid to Mr. Hayek in September 2013 in respect of vested options and restricted equity units (“REUs”) and $375,102 represents an additional special cash bonus paid to Mr. Hayek in connection with the successful completion of the Company’s initial public offering.
(7)	Mr. De Weerdt’s employment commenced on May 19, 2015. Mr. De Weerdt’s annualized base salary for 2015 was $425,000.

(8)	Represents a cash signing bonus of $200,000 and a guaranteed cash bonus for 2015 of $276,250. Mr. De Weerdt did not participate in our Senior Management Bonus Program for 2015.
(9)	Represents the discretionary portion of the bonus paid to Mr. Rucker under our Senior Management Bonus Program for 2014.
(10)	Represents the amount of a one-time cash bonus paid to Mr. Rucker in September 2013 in respect of vested options.
(11)	Represents the discretionary portion of the bonus paid to Mr. Clark under our Senior Management Bonus Program for 2014.
(12)	Represents the amount of a one-time cash bonus paid to Mr. Clark in September 2013 in respect of vested options.
(13)	Compensation information is not provided for Mr. Sharff for 2014 or 2013 because Mr. Sharff was not a NEO in those years.
(14)	Mr. Clemens voluntarily terminated his employment with the Company effective June 30, 2015 and became a consultant to the Company on such date. Compensation information is not provided for Mr. Clemens for 2014 or 2013 because Mr. Clemens was not a NEO in those years.
(15)	Represents the incremental fair value of the shares of common stock issuable upon the exercise of time-based vesting stock options due to the modification of such stock options to extend the exercise period in accordance with ASC Topic 718.

Employment Agreements

We have entered into employment agreements with each of our NEOs (collectively, the “Employment Agreements”). The Employment Agreements, which were effective October 30, 2013 for Messrs. Hayek, Rucker, Clark, Sharff and Clemens, and May 19, 2015 for Mr. De Weerdt, have an initial term of three years, in each case with automatic renewals for successive one-year terms unless either party to the agreement provides notice of non-renewal at least 90 days prior to the expiration of the initial term or the applicable renewal term. Mr. Clemens’ Employment Agreement terminated in connection with his retirement effective June 30, 2015.

The Employment Agreements establish a base salary for each of our NEOs, subject to possible annual increases as determined by the Board of Directors or the Compensation Committee. The annual base salaries currently in effect for Messrs. Hayek, De Weerdt, Rucker, Clark and Sharff are $820,000, $435,000, $465,000, $490,000 and $425,000, respectively. Mr. Clemens’ annual base salary in effect at the time of his retirement was $410,000.

Additionally, the Employment Agreements provide that the NEOs are eligible to participate in our Senior Management Bonus Program, under which they may earn a cash bonus each year, subject to the achievement of Company and individual performance objectives established by the Compensation Committee. The target and maximum amounts of any annual bonus that may be earned by an executive are expressed as a percentage of the executive’s annual base salary in effect with respect to such year. The Employment Agreements also provide that each NEO is entitled to participate in all savings and retirement plans and welfare benefits provided by us which are generally made available to other executives.

The Employment Agreements contain standard ongoing confidentiality, non-solicitation and non-competition restrictions. The non-solicitation restrictions remain in place for 18 months for Messrs. De Weerdt, Rucker, Clark and Sharff, and two years for Mr. Hayek, in each case following termination of employment, and the non-competition restrictions remain in place for 18 months for Messrs. Hayek, De Weerdt, Rucker, Clark and Sharff, in each case following termination of employment.

Each of the Employment Agreements provides that if a NEO is terminated for cause or if he terminates his employment without good reason (as such terms are defined in the applicable Employment Agreement), he will be entitled to any earned and unpaid base salary and vacation through the date of his termination. If a NEO is terminated without cause, if he terminates his employment for good reason or if the Company delivers a notice of non-renewal, in each case other than in connection with a change in control, then in addition to any earned and unpaid base salary and vacation through the date of termination, he will be entitled to the following payments and benefits: (i) continued base salary payments for 18 months (24 months for Mr. Hayek) following the date of termination of employment, (ii) health insurance benefits for 18 months following the date of termination of employment or until he becomes re-employed with another employer and is eligible to receive health insurance benefits under another employer-provided plan, whichever comes earlier, and (iii) a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives payable in a lump sum at the same time as the annual bonuses are otherwise paid to other teammates.

In addition, each of the Employment Agreements provides that if a NEO’s employment terminates as a result of his death or disability, he will be entitled to any earned and unpaid base salary and vacation through the date of his termination, as well as a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives. In the event a NEO’s employment is terminated without cause, for good reason or if the Company delivers a notice of non-renewal, in each case within the three months prior to the consummation of, or within the twenty-four month period following, a change in control, in addition to any earned and unpaid base salary and vacation through the date of termination, he will be entitled to (i) an amount equal to 1.5 times (two times in the case of Mr. Hayek) the sum of the NEO’s then-current base salary and his target annual bonus, payable in a lump sum within forty days following the date of such termination, (ii) health insurance benefits for 18 months following the date of termination of employment or until he becomes re-employed with another employer and is eligible to receive health insurance benefits under another employer-provided plan, whichever comes earlier, and (iii) a pro rata portion of his annual bonus based upon the achievement of the applicable performance objectives payable in a lump sum at the same time as the annual bonuses are otherwise paid to other teammates.

Payments of severance and other benefits are conditioned upon the NEO executing a release of claims, and such release becoming effective, and compliance with restrictive covenants.

Consulting Agreement with Mr. Clemens

Mr. Clemens retired from the position of Executive Vice President and Chief Financial Officer of the Company on May 18, 2015, and voluntarily terminated his employment with the Company on June 30, 2015. In connection with Mr. Clemens’ retirement, we entered into a consulting agreement with Mr. Clemens dated April 15, 2015 (the “Consulting Agreement”) and effective July 1, 2015. Pursuant to the Consulting Agreement, Mr. Clemens agreed to provide various consulting services to the Company, including reviewing the financial performance and capital structure of the Company and providing guidance regarding various investor relations activities, which arrangement expires on April 30, 2017. As compensation for such consulting services, the Company agreed to pay Mr. Clemens $15,000 on each of April 30, 2016 and April 30, 2017. The Consulting Agreement contains standard ongoing confidentiality, non-solicitation and non-competition restrictions. The non-solicitation and non-competition restrictions remain in place for 18 months following termination of the engagement. The Consulting Agreement confirms that the RSUs and options to purchase common stock of the Company that were granted to Mr. Clemens on September 17, 2014 pursuant to the 2013 Omnibus Plan were forfeited as of July 1, 2015.

Grants of Plan-Based Awards During 2015

The table below sets forth information regarding grants of plan-based awards to the Company’s NEOs during 2015. All such awards were made under the 2013 Omnibus Plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)(2)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Andrew P. Hayek
Annual Incentive RSUs Stock Options	3/4/2015 6/4/2015 6/4/2015	400,000 — —	780,000 — —	1,560,000 — —	— — —	— — —	— — —	— 76,271 —	(4)	— — 102,113	— — 38.35	— 2,924,993 1,575,001

Tom W. F. De Weerdt
RSUs	5/19/2015	—	—	—	—	—	—	21,852	(5)	—	—	800,220

Michael A. Rucker
Annual Incentive RSUs Stock Options	3/4/2015 6/4/2015 6/4/2015	163,089 — —	340,225 — —	680,510 — —	— — —	— — —	— — —	— 21,186 —	(4)	— — 28,365	— — 38.35	— 812,483 437,505

Joseph T. Clark
Annual Incentive RSUs Stock Options	3/4/2015 6/4/2015 6/4/2015	153,300 — —	328,300 — —	656,600 — —	— — —	— — —	— — —	— 16,949 —	(4)	— — 22,692	— — 38.35	— 649,994 350,004

Richard L. Sharff, Jr.
Annual Incentive RSUs Stock Options	3/4/2015 6/4/2015 6/4/2015	134,875 — —	260,000 — —	520,000 — —	— — —	— — —	— — —	— 11,864 —	(4)	— — 15,884	— — 38.35	— 454,984 244,996

Peter J. Clemens IV
Stock Options	7/1/2015	—	—	—	—	—	—	—		—	—	72,768	(6)

(1)	The amounts in these three columns represent possible payments under our Senior Management Bonus Program for 2015 as discussed under “Elements of 2015 Executive Compensation—Annual Cash Bonuses” beginning on page 38. Actual payments made to the NEOs under the Senior Management Bonus Program for 2015 were paid in March 2016 and are reflected in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”
(2)	The “Threshold” bonus amount is determined based upon the minimum bonus each NEO could earn pursuant to Senior Management Bonus Program for 2015.
(3)	Represents shares of common stock issuable upon the exercise of time-based vesting stock options granted during 2015 under the 2013 Omnibus Plan which vest in four equal installments on June 4, 2016, June 4, 2017, June 4, 2018 and June 4, 2019.
(4)	Represents shares of common stock underlying time-based vesting RSUs granted during 2015 under the 2013 Omnibus Plan which vest and settle in four equal installments on June 4, 2016, June 4, 2017, June 4, 2018 and June 4, 2019.
(5)	Represents shares of common stock underlying time-based vesting RSUs granted during 2015 under the 2013 Omnibus Plan which vest and settle in three equal installments on May 19, 2016, May 19, 2017 and May 19, 2018.
(6)	Represents the incremental fair value of the shares of common stock issuable upon the exercise of time-based vesting stock options due to the modification of such stock options to extend the exercise period in accordance with ASC Topic 718.

Outstanding Equity Awards at December 31, 2015

The following table sets forth information regarding equity awards held by our NEOs as of December 31, 2015 and reflects our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013.

Name	Grant Date	Option Awards								Stock Awards
		Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)		Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Andrew P. Hayek	4/21/2008 3/24/2010 3/24/2010 5/6/2013 9/17/2014 9/17/2014 6/4/2015 6/4/2015	360,975 175,610 43,902 91,464 33,921 — — —	(1) (1) (1) (2) (2) (2)	— — — 91,462 101,761 — 102,113 —	(1) (1) (1) (2) (2) (2)	— — — — — — — —	10.25 11.18 8.72 12.41 29.02 — 38.35 —	(3) (3)	4/21/2018 3/24/2020 3/24/2020 5/6/2023 9/17/2024 — 6/4/2025 —	— — — — — 75,594 — 76,271	(4) (4)	— — — — — 3,009,397 — 3,036,349	(5) (5)	— — — — — — — —	— — — — — — — —

Tom W. F. De Weerdt	5/19/2015	—		—		—	—		—	21,852	(6)	869,928	(5)	—	—

Michael A. Rucker	9/15/2008 7/23/2009 3/24/2010 2/8/2011 2/8/2011 3/6/2012 3/6/2012 5/6/2013 9/17/2014 9/17/2014 6/4/2015 6/4/2015	53,500 37,765 26,184 13,659 — 23,696 47,390 36,586 9,046 — — —	(1) (1) (1) (1) (1) (2) (2) (2) (2) (2)	— — — — 1,951 — 23,695 36,584 27,136 — 28,365 —	(1) (1) (1) (1) (1) (2) (2) (2) (2) (2)	— — — — — — — — — — — —	12.10 12.10 11.18 11.18 8.72 13.94 11.48 12.41 29.02 — 38.35 —	(3) (3) (3)	9/15/2018 7/23/2019 3/24/2020 2/8/2021 2/8/2021 3/6/2022 3/6/2022 5/6/2023 9/17/2024 — 6/4/2025 —	— — — — — — — — — 20,158 — 21,186	(4) (4)	— — — — — — — — — 802,490 — 843,415	(5) (5)	— — — — — — — — — — — —	— — — — — — — — — — — —

Joseph T. Clark	3/6/2012 3/6/2012 5/6/2013 9/17/2014 9/17/2014 6/4/2015 6/4/2015	6,098 12,194 26,830 7,538 — — —	(2) (2) (2) (2) (2)	— 6,098 26,828 22,614 — 22,692 —	(2) (2) (2) (2) (2)	— — — — — — —	13.94 11.48 12.41 29.02 — 38.35 —	(3) (3)	3/6/2022 3/6/2022 5/6/2023 9/17/2024 — 6/4/2025 —	— — — — 16,798 — 16,949	(4) (4)	— — — — 668,728 — 674,740	(5) (5)	— — — — — — —	— — — — — — —

Richard L. Sharff, Jr.	6/29/2007 3/6/2012 3/6/2012 5/6/2013 9/17/2014 9/17/2014 6/4/2015 6/4/2015	6,693 6,413 6,412 12,196 5,277 — — —	(1) (2) (2) (2) (2) (2)	— — 6,412 12,194 15,829 — 15,884 —	(1) (2) (2) (2) (2) (2)	— — — — — — — —	12.10 13.94 11.48 12.41 29.02 — 38.35 —	(3) (3)	6/29/2017 3/6/2022 3/6/2022 5/6/2023 9/17/2024 — 6/4/2025 —	— — — — — 11,759 — 11,864	(4) (4)	— — — — — 468,126 — 472,306	(5) (5)	— — — — — — — —	— — — — — — — —

Peter J. Clemens IV	12/8/2011 12/8/2011 5/6/2013	43,903 43,902 10,976	(1) (1) (2)	— 14,634 10,975	(1) (1) (2)	— — —	12.10 9.64 12.41	(3) (3)	12/8/2021 12/8/2021 5/6/2023	— — —		— — —		— — —	— — —

(1)	Half of these option awards are subject to time-based vesting, with 20% vesting on each of the first, second, third, fourth and fifth anniversaries of the date of grant, and half were subject to performance-based vesting, which half were deemed vested as of September 16, 2013.
(2)	These option awards are subject to time-based vesting, with 25% vesting on each of the first, second, third and fourth anniversaries of the date of grant.
(3)	Reflects a $2.46 per share reduction in the exercise price of these options on September 26, 2013 in connection with our IPO.
(4)	These RSUs are subject to time-based vesting, with 25% vesting and settling on each of the first, second, third and fourth anniversaries of the date of grant.
(5)	The market value is based on the closing price of our common stock on NASDAQ on December 31, 2015 of $39.81, the last trading day of 2015, multiplied by the number of RSUs.
(6)	These RSUs are subject to time-based vesting, with 33.33% vesting and settling on each of the first, second and third anniversaries of the date of grant.

Options Exercised and Stock Vested During 2015

The following table sets forth information concerning the exercise of options and the vesting of RSUs for the Company’s NEOs during 2015.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)(2)
Andrew P. Hayek	164,276	4,092,490	25,198	964,579
Tom W. F. De Weerdt	—	—	—	—
Michael A. Rucker	14,250	358,063	6,720	257,242
Joseph T. Clark	—	—	5,600	214,368
Richard L. Sharff, Jr.	57,612	1,496,230	3,920	150,058
Peter J. Clemens IV	43,902	1,112,358	—	—

(1)	The value realized upon the exercise of stock options is calculated based upon the difference between the exercise price of the option and the closing price of the Company’s common stock on NASDAQ on the date of exercise and does not reflect the payment of any applicable withholding taxes or brokerage commissions.
(2)	The value realized upon the vesting of RSUs is calculated based upon the closing price of our common stock on NASDAQ on the applicable vesting date and before the payment of any applicable withholding taxes or brokerage commissions.

Equity Compensation Plans

The following table sets forth, as of December 31, 2015, information concerning compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to give effect to the conversion on October 30, 2013 of every 10.25 outstanding membership units of ASC Acquisition LLC into one share of common stock of the Company (and the similar conversion of equity awards) in connection with our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		Number of Securities Available for Future Issuance (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	3,024,751	(1)	$17.97	(2)	1,006,107	(3)
Equity compensation plans not approved by security holders	—		—		—

Total	3,024,751		$17.97		1,006,107

(1)	Consists of (i) options to purchase 1,582,092 shares of common stock granted under our 2007 Option Plan, (ii) options to purchase 73,755 shares of common stock granted under our Director Equity Plan, (iii) options to purchase 727,398 shares of common stock granted under our 2013 Omnibus Plan, (iv) RSUs for 561,106 shares of common stock granted under our 2013 Omnibus Plan and (v) RSUs for 80,400 shares of common stock which were not granted pursuant to an equity incentive plan.
(2)	Does not take into account RSUs, which have no exercise price.
(3)	Consists of (i) 153,708 shares available under our 2007 Option Plan, (ii) 31,604 shares available under our Director Equity Plan and (iii) 820,795 shares available under our 2013 Omnibus Plan. We will not use the 2007 Option Plan or the Director Equity Plan to make any future grants of equity awards.

Additional Equity Compensation Plans Information

The following is the Company’s overhang information, which measures the number of shares subject to equity-based awards outstanding but unexercised, unvested or unsettled, as of March 22, 2016, for all of the Company’s existing equity compensation plans, as well as certain other information relating to outstanding awards under the plans:

•	Shares available for future grants of awards under the 2013 Omnibus Plan*: 169,306

•	Outstanding unvested full value awards: 838,722

•	Outstanding vested but unsettled RSUs: 82,360

•	Outstanding stock options: 2,473,921

•	Weighted average remaining contractual term of outstanding stock options: 6.72

•	Weighted average exercise price of outstanding stock options: $21.47

*	Assumes that the performance share awards issued to the NEOs in March 2016 will be earned at the maximum award levels.

2007 Option Plan

Our Management Equity Incentive Plan, adopted on November 16, 2007, as amended (the “2007 Option Plan”), provides for the grant of options to purchase our membership units to key teammates, directors, service providers and consultants of the Company and its affiliates. This summary of the 2007 Option Plan is not a complete description of all provisions of the 2007 Option Plan and is qualified in its entirety by reference to the 2007 Option Plan, which has been filed with the SEC. The 2007 Option Plan is administered by the Compensation Committee, which will not make any additional grants of options under the 2007 Option Plan.

Grants under the 2007 Option Plan, including those made to our NEOs, have consisted of option awards, fifty percent (50%) of which were subject to time-based vesting and fifty percent (50%) of which were subject to performance-based vesting, subject to the NEO continuing to be employed on the applicable vesting date. As of September 16, 2013, all of the performance-based options were deemed to be fully vested. The vesting of the time-based option awards is generally in four or five equal annual installments of 25% or 20% per year, respectively, on each anniversary of the grant date. Prior to 2010, with the exception of options granted to Mr. Hayek, all options granted to participants expired seven years from the date of grant (Mr. Hayek’s options granted prior to 2010 expire

10 years from the date of grant). In 2011, we offered to cancel all of the outstanding options under the 2007 Option Plan that had seven year terms and replace such options with a larger number of options with similar terms and with an expiration date of 10 years from the original date of grant (rather than seven years). Options granted after 2010 expire 10 years from the date of grant.

Unless otherwise provided by the Compensation Committee in a participant’s grant agreement or other agreement, a participant’s unvested options granted under the 2007 Option Plan will immediately expire on the date such participant’s employment is terminated for any reason, and vested options will remain outstanding for one year following the participant’s death or disability and for 90 days following termination of employment for any other reason (or, in each case, until the award’s expiration date, if earlier). If a participant’s employment is terminated for cause (as defined in the 2007 Option Plan), all awards then held by the participant will be forfeited immediately, whether or not vested. The 2007 Option Plan provides that if an individual’s employment is terminated within a certain period following a change in control, either by the Company without cause or by the individual for good reason, all unvested time-based options shall become fully vested.

Pursuant to the Amendment to Unit Option Grant Agreements entered into between the Company and Mr. Clemens on June 1, 2015, the parties extended the expiration date of the options to purchase common stock of the Company granted to Mr. Clemens on December 8, 2011 and May 6, 2013 under the 2007 Option Plan to March 31, 2018.

Pre-IPO Stand-Alone RSU Grant

On July 24, 2008, Mr. Hayek was granted 700,000 REUs (or 68,292 RSUs after giving effect to our conversion from a Delaware limited liability company to a Delaware corporation on October 30, 2013), which were subject to time-based vesting over a period of five years from the date of grant and as of July 24, 2013 were fully vested. Mr. Hayek’s RSUs will be settled for shares of common stock (or, in the Board of Directors’ discretion, cash) upon the earlier of (i) the termination of Mr. Hayek’s employment or (ii) a qualifying change in control of the Company or SCA, LLC.

2013 Omnibus Plan

Prior to the IPO, we adopted the 2013 Omnibus Plan, which provides for the grant of options, stock appreciation rights, restricted and unrestricted stock and stock units, performance awards, cash awards, and other awards convertible into or otherwise based on shares of the Company’s common stock to key teammates, directors and consultants of the Company and its affiliates. All equity-based awards subsequent to the IPO have been granted under the 2013 Omnibus Plan. This summary of the 2013 Omnibus Plan is not a complete description of all provisions of the 2013 Omnibus Plan and is qualified in its entirety by reference to the 2013 Omnibus Plan, which has been filed with the SEC.

The 2013 Omnibus Plan is administered by the Compensation Committee, which has the authority to determine eligibility for and grant and determine the terms of awards under the 2013 Omnibus Plan, including the time or times at which awards vest or become exercisable. Prior to 2016, grants under the 2013 Omnibus Plan, including those made to our NEOs, have consisted of time-based options and time-based RSUs, subject to the NEO continuing to be employed on the applicable vesting date. Each of the time-based options and the time-based RSUs vests in four equal annual installments of 25% per year on the anniversary of the grant date, with the exception of the time-based RSUs granted to Mr. De Weerdt pursuant to his Employment Agreement with the Company, which vest in three equal annual installments of 33.33% per year on the anniversary of the grant date, or May 19, 2015. The time-based options granted under the 2013 Omnibus Plan expire 10 years from the date of grant.

As provided in each participant’s award agreement for time-based options, a participant’s unvested options will immediately expire on the date such participant’s employment is terminated for any reason, and vested options will remain outstanding for one year following the participant’s death or disability and for 90 days following termination of employment for any other reason (or, in each case, until the award’s expiration date, if earlier). A participant’s vested options will immediately be forfeited on the date such participant’s employment is terminated for cause. As provided in each participant’s award agreement for time-based RSUs, a participant’s unvested RSUs will immediately be forfeited on the date such participant’s employment is terminated for any reason. The award agreements for both time-based options and time-based RSUs provide that if a participant’s employment is terminated within a certain period following a change in control by the Company without cause, all unvested time-based options or time-based RSUs, as applicable, shall become fully vested and the vested options will remain outstanding for 90 days following the date of such termination.

In 2016, the Compensation Committee decided to grant performance shares under the 2013 Omnibus Plan to key teammates of the Company, including our NEOs. As provided in each participant’s award agreement for a performance share award, a participant’s right to receive any performance shares will immediately expire on the date such participant’s employment is terminated for any reason prior to the last day of the performance period; however, a participant will be issued a pro rata portion of the earned shares if such participant’s employment is terminated due to death or disability prior to the last day of the performance period. The award agreement also provides that if a participant’s employment is terminated within a certain period following a change in control by the Company without cause, with such termination occurring during the performance period, the participant will be issued a number of earned shares at the target level.

The Compensation Committee also decided in 2016 to grant cash incentive awards under the 2013 Omnibus Plan to key teammates of the Company, including our NEOs. As provided in each participant’s award agreement for a cash incentive award, a participant’s right to receive any cash incentive award will immediately expire on the date such participant’s employment is terminated for any reason prior to the last day of the performance period; however, a participant will receive a pro rata portion of the earned cash award if such participant’s employment is terminated due to death or disability prior to the last day of the performance period. The award agreement also provides that if a participant’s employment is terminated within a certain period following a change in control by the Company without cause, with such termination occurring during the performance period, the participant will receive the cash incentive award at the target level.

Teammate Stock Purchase Plan

The Board of Directors adopted, and the stockholders of the Company approved at the 2014 annual meeting, the Surgical Care Affiliates Teammate Stock Purchase Plan (as amended, the “Teammate Stock Purchase Plan”). The Teammate Stock Purchase Plan became effective on July 1, 2014 and provides eligible teammates, including the NEOs, of the Company and its designated subsidiaries with a convenient method to purchase shares of the Company’s common stock through payroll deductions. Following each offering period, the amounts accrued on behalf of each participant are used to purchase shares of the Company’s common stock at up to a 15% discount, as determined by the Compensation Committee, from the closing price of the Company’s common stock on such purchase date. Mr. De Weerdt is currently the only NEO who participates in the Teammate Stock Purchase Plan.

Potential Payments Upon Termination of Employment or Change-in-Control

The Employment Agreements with our NEOs contain severance provisions pursuant to which the NEOs are entitled to certain payments or benefits upon a termination without cause, for good reason or due to death or disability. Please refer to the “Employment Agreements” section above for further information about such payments and benefits. In addition, the 2007 Option Plan provides for accelerated vesting of the outstanding option awards subject to time-based vesting upon termination of employment by us without “cause” or for “good reason,” as those terms are defined below, within the two-year period following a “change in control.” Additionally, the award agreements pursuant to which time-based options and time-based RSUs have been granted pursuant to the 2013 Omnibus Plan also provide for accelerated vesting of the outstanding options and RSUs if the executive is terminated without cause within the two-year period following a change in control. The NEOs are not entitled to any payments or benefits under the Employment Agreements, incentive plans or award agreements in the event of a change in control absent a termination of employment.

The following tables describe the potential payments and benefits under the Company’s compensation and benefit plans and arrangements to which the Company’s NEOs currently employed with us would be entitled upon a hypothetical termination of employment on December 31, 2015. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon termination of employment. In the event a NEO breaches or violates the restrictive covenants contained in the awards under his Employment Agreement, certain of the amounts described below may be subject to forfeiture.

Andrew P. Hayek	Cash Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Scaleback ($)		Total Termination Benefits ($)
Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company	2,438,870	19,044	—	—		2,457,914

Termination by the Company with Cause or by the Executive without Good Reason, or Non-Renewal of Employment Agreement by the Executive	—	—	—	—		—

Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company prior to or following a Change in Control	4,038,870	19,044	9,798,891	(795,427	)(3)	13,061,378

Death	838,870	—	—	—		838,870

Disability	838,870	—	—	—		838,870

Retirement	—	—	—	—		—

(1)	The amounts presented in this column reflect salary continuation and lump sum cash payments pursuant to the terms of the executive’s Employment Agreement. The Company automatically reduces payments under the executive’s Employment Agreement to the extent necessary to prevent such payments from being subject to excise tax under Section 280G and Section 4999 of the Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made.
(2)	The amounts presented in this column reflect outstanding equity awards for which the grant date fair value has been reported as compensation in the Summary Compensation Table in 2015 or prior years. The value of the accelerated vesting of equity awards in this column has been determined based on the $39.81 closing price of our common stock on December 31, 2015.
(3)	Under Mr. Hayek’s Employment Agreement, for change in control transactions occurring after January 1, 2015, Mr. Hayek is entitled to the best after-tax provision, i.e., the change in control termination benefits shall be payable either (i) in full or (ii) reduced to the minimum extent necessary to not trigger the excise tax, whichever results in the greatest benefits on an after-tax basis after taking into account the applicable federal, state, local and foreign income, employment and excise taxes.

Tom W. F. De Weerdt	Cash Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Scaleback ($)	Total Termination Benefits ($)
Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company	913,750	0	—	—	913,750

Termination by the Company with Cause or by the Executive without Good Reason, or Non-Renewal of Employment Agreement by the Executive	—	—	—	—	—

Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company prior to or following a Change in Control	1,328,125	0	869,928	Not Required	2,198,053

Death	276,250	—	—	—	276,250

Disability	276,250	—	—	—	276,250

Retirement	—	—	—	—	—

(1)	The amounts presented in this column reflect salary continuation and lump sum cash payments pursuant to the terms of the executive’s Employment Agreement. The Company automatically reduces payments under the executive’s Employment Agreement to the extent necessary to prevent such payments from being subject to excise tax under Section 280G and Section 4999 of the Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made.
(2)	The amounts presented in this column reflect outstanding equity awards for which the grant date fair value has been reported as compensation in the Summary Compensation Table in 2015 or prior years. The value of the accelerated vesting of equity awards in this column has been determined based on the $39.81 closing price of our common stock on December 31, 2015.

Michael A. Rucker	Cash Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Scaleback ($)	Total Termination Benefits ($)
Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company	1,047,615	18,314	—	—	1,065,929

Termination by the Company with Cause or by the Executive without Good Reason, or Non-Renewal of Employment Agreement by the Executive	—	—	—	—	—

Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company prior to or following a Change in Control	1,576,553	18,314	3,714,453	Not Required	5,309,320

Death	365,115	—	—	—	365,115

Disability	365,115	—	—	—	365,115

Retirement	—	—	—	—	—

(1)	The amounts presented in this column reflect salary continuation and lump sum cash payments pursuant to the terms of the executive’s Employment Agreement. The Company automatically reduces payments under the executive’s Employment Agreement to the extent necessary to prevent such payments from being subject to excise tax under Section 280G and Section 4999 of the Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made.
(2)	The amounts presented in this column reflect outstanding equity awards for which the grant date fair value has been reported as compensation in the Summary Compensation Table in 2015 or prior years. The value of the accelerated vesting of equity awards in this column has been determined based on the $39.81 closing price of our common stock on December 31, 2015.

Joseph T. Clark	Cash Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Scaleback ($)	Total Termination Benefits ($)
Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company	1,087,939	11,415	—	—	1,099,354

Termination by the Company with Cause or by the Executive without Good Reason, or Non-Renewal of Employment Agreement by the Executive	—	—	—	—	—

Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company prior to or following a Change in Control	1,591,939	11,415	2,528,447	Not Required	4,131,801

Death	367,939	—	—	—	367,939

Disability	367,939	—	—	—	367,939

Retirement	—	—	—	—	—

(1)	The amounts presented in this column reflect salary continuation and lump sum cash payments pursuant to the terms of the executive’s Employment Agreement. The Company automatically reduces payments under the executive’s Employment Agreement to the extent necessary to prevent such payments from being subject to excise tax under Section 280G and Section 4999 of the Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made.
(2)	The amounts presented in this column reflect outstanding equity awards for which the grant date fair value has been reported as compensation in the Summary Compensation Table in 2015 or prior years. The value of the accelerated vesting of equity awards in this column has been determined based on the $39.81 closing price of our common stock on December 31, 2015.

Richard L. Sharff, Jr.	Cash Payments ($)(1)	Continuation of Insurance Benefits ($)	Accelerated Vesting of Equity Awards ($)(2)	Scaleback ($)	Total Termination Benefits ($)
Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company	921,945	30,534	—	—	952,479

Termination by the Company with Cause or by the Executive without Good Reason, or Non-Renewal of Employment Agreement by the Executive	—	—	—	—	—

Termination by the Company without Cause or by the Executive with Good Reason, or Non-Renewal of Employment Agreement by the Company prior to or following a Change in Control	1,326,570	30,534	1,650,185	Not Required	3,007,289

Death	299,445	—	—	—	299,445

Disability	299,445	—	—	—	299,445

Retirement	—	—	—	—	—

(1)	The amounts presented in this column reflect salary continuation and lump sum cash payments pursuant to the terms of the executive’s Employment Agreement. The Company automatically reduces payments under the executive’s Employment Agreement to the extent necessary to prevent such payments from being subject to excise tax under Section 280G and Section 4999 of the Code, but only to the extent the after-tax benefit of the reduced payments exceeds the after-tax benefit if such reduction were not made.
(2)	The amounts presented in this column reflect outstanding equity awards for which the grant date fair value has been reported as compensation in the Summary Compensation Table in 2015 or prior years. The value of the accelerated vesting of equity awards in this column has been determined based on the $39.81 closing price of our common stock on December 31, 2015.

The amounts shown in the preceding tables do not include payments and benefits to the extent they are provided on a nondiscriminatory basis to salaried teammates generally upon termination of employment. Certain of the payments are conditioned upon the executive executing a release of claims and such release becoming effective. The terms “Cause,” “Change in Control,” “Disability” and “Good Reason” are defined below.

As discussed above under “Consulting Agreement with Mr. Clemens,” in connection with his retirement, the Company entered into a Consulting Agreement with Mr. Clemens. As compensation for his consulting services, the Company has agreed to pay Mr. Clemens $15,000 on each of April 30, 2016 and April 30, 2017. Additionally, as discussed above under “2007 Option Plan,” the Company entered into an amendment to two of Mr. Clemens’ option agreements in order to extend the expiration date of options to purchase shares of common stock of the Company held by Mr. Clemens. Other than amounts to be paid under the Consulting Agreement and the incremental increase in fair value due to the extended expiration date of two options to purchase common stock of the Company, Mr. Clemens did not receive any severance or other termination benefits in connection with his retirement.

Definitions

“Cause” means, in general terms:

(i)	fraud, misappropriation or embezzlement with respect to the Company;

(ii)	indictment for, conviction of, or plea of guilty or no contest to, any felony;

(iii)	suspension or debarment from participation in any federal or state health care program;

(iv)	an admission of liability, or finding, of a violation of any “securities laws;

(v)	repeated failure after reasonable prior written notice to comply with any valid and legal directive of the Board or the Company; or

(vi)	breach of any material provision of the Employment Agreement that is not remedied within fifteen (15) days of written notice from the Company.

“Change in Control” means, in general terms, a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company.

“Disability” means, in general terms, incapacity due to physical or mental illness or injury that results in the NEO (i) becoming eligible to receive a benefit under the Company’s long-term disability plan applicable to the NEO or (ii) being unable to perform the essential duties of his or her employment with reasonable accommodation for a continuous period of 90 days or an aggregate of 180 days.

“Good Reason” means, in general terms:

(i)	failure to make all or any portion of any payment required by the Employment Agreement within a reasonable time after such payments are due;

(ii)	material modification of the Company’s senior management bonus program such that the NEO’s targeted cash bonus levels are lower than those levels of other similarly-situated executive officers of the Company;

(iii)	material diminution of duties, responsibilities or positions;

(iv)	relocation of the NEO’s work location by more than fifty (50) miles from the principal place of employment; and/or

(v)	material breach by the Company of any of its duties or obligations.

Director Compensation

The following table sets forth information concerning the compensation earned by our directors during 2015.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)(2)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Thomas C. Geiser	65,000	75,013	—	—	—	—	140,013
Frederick A. Hessler	65,000	75,013	—	—	—	—	140,013
Curtis S. Lane(5)	50,000	124,016	—	—	—	—	174,016
Sharad Mansukani, M.D.	50,000	75,013	—	—	—	—	125,013
Jeffrey K. Rhodes	—	—	—	—	—	—	—
Michael A. Sachs(6)	16,500	75,016	—	—	—	—	91,516
Todd B. Sisitsky	—	—	—	—	—	—	—
Lisa Skeete Tatum	50,000	75,013	—	—	—	—	125,013

(1)	Andrew P. Hayek, the Company’s Chairman, President and CEO, is not included in this table as he is, and at all times during 2015 was, a teammate of the Company and thus received no compensation for his service as director. The compensation received by Mr. Hayek as a teammate of the Company is shown in the Summary Compensation Table on page 51.
(2)

The amounts presented in this column represent the fair value of the RSUs (and in the case of Mr. Lane, shares of common stock) granted on the date of grant in accordance with ASC Topic 718. Further detail surrounding the RSUs awarded, the method of valuation and the assumptions made are set forth in Note 12 to our consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2015. On September 16, 2015, Mr. Lane received 1,305 fully vested, unrestricted shares of common stock of the Company to address the unintended forfeiture of 1,698 options that he held and expired unexercised on June 24, 2015, and the amount presented in this column for Mr. Lane includes the fair value of such shares on the date of grant based on the average of the high and low stock prices of the Company’s common stock as reported on NASDAQ on such date ($37.55).
(3)	At the end of fiscal year 2015, the aggregate number of unvested RSUs for each director was as follows: (i) for Mr. Geiser, 8,328, (ii) for Mr. Hessler, 5,616, (iii) for Mr. Lane, 8,328, (iv) for Dr. Mansukani, 8,328, (v) for Mr. Sachs, 2,078, and (vi) for Ms. Skeete Tatum, 4,292. At the end of fiscal year 2015, the aggregate number of vested RSUs that had not settled for each director was as follows: (i) for Mr. Geiser, 5,306, (ii) for Mr. Hessler, 2,492, (iii) for Mr. Lane, 5,204, (iv) for Dr. Mansukani, 5,204 and (v) for Ms. Skeete Tatum, 1,168. Vested RSUs are settled for shares of common stock or cash, at the Board’s discretion, upon the earlier of (i) the director ceasing to provide services as a director of the Company or (ii) a qualifying change in control of the Company.
(4)	At the end of fiscal year 2015, the aggregate number of option awards outstanding (all of which have vested) for each director was as follows: (i) for Mr. Geiser, 31,917, (ii) for Mr. Lane, 31,917, and (iii) for Dr. Mansukani, 9,921.
(5)	Mr. Lane resigned as a director of the Company effective February 29, 2016.
(6)	Mr. Sachs was elected to the Board of Directors effective September 1, 2015.

Under our current director compensation program, certain members of our Board of Directors who are not teammates of the Company receive an annual cash retainer (payable quarterly in arrears) for their services as a director. On December 2, 2015, the Board of Directors approved, at the recommendation of the Compensation Committee, an increase in the cash retainer from $50,000 per year to $60,000 per year, payable in arrears each quarter, with such change to be effective January 1, 2016. Currently, the following directors receive a retainer: Mr. Geiser, Mr. Hessler, Dr. Mansukani, Mr. Sachs and Ms. Skeete Tatum.

Additionally, Mr. Geiser receives an annual cash retainer of $15,000 (payable quarterly in arrears), representing two individual retainers of $7,500 each, for serving as the Chair of the Regulatory Compliance Committee and the Chair of the Transactions Committee, and Mr. Hessler receives an additional annual cash retainer of $15,000 (payable quarterly in arrears) for serving as Chair of the Audit Committee.

Starting in 2012, the Company elected to make annual grants of REUs (or RSUs following our IPO on October 30, 3013) to each of our non-employee directors in an aggregate amount equal to $30,000. Upon the conversion of the Company from a Delaware limited liability company to a Delaware corporation on October 30, 2013, the REUs became RSUs that may be settled in shares of common stock (or, in the discretion of the Board of Directors, cash). On December 11, 2014, the Board of Directors approved, at the recommendation of the Compensation Committee, an increase in the amount of RSUs granted to each non-employee director from $30,000 per year to $75,000 per year as a result of increased responsibilities following the IPO. In 2015, the Company granted 1,956 RSUs to each of Mr. Geiser, Mr. Hessler, Mr. Lane, Dr. Mansukani and Ms. Skeete Tatum under the 2013 Omnibus Plan. The RSUs granted to these directors vest ratably on June 4, 2016 and June 4, 2017. The Company granted 2,078 RSUs to Mr. Sachs under the 2013 Omnibus Plan following his election to the Board on September 1, 2015, which vest ratably on September 1, 2016 and September 1, 2017.

On December 2, 2015, the Board of Directors approved, at the recommendation of the Compensation Committee, an increase in the amount of RSUs granted to each non-employee director from $75,000 to $90,000 per year, with such change to be effective January 1, 2016. The Compensation Committee recommended this increase in order to better align the Company’s non-employee director compensation package with competitive peer group practices. Vested RSUs are settled for shares of common stock or cash, at the Board’s discretion, upon the earlier of (i) the director ceasing to provide services as a director of the Company or (ii) a qualifying change in control of the Company. Any portion of the RSUs that remains unvested on the date that the director ceases to be a director for any reason will be forfeited, and the director will cease to have any rights with respect thereto.

Pursuant to our Directors and Consultants Equity Incentive Plan, adopted June 24, 2008, as amended September 9, 2008, certain directors received grants of options prior to the IPO that became fully vested in connection with the IPO. No further equity grants will be made under this plan.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Policy for the Review and Approval of Related Person Transactions

Under SEC rules, a “related person” is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. Pursuant to our related party transaction written policy, directors (including director nominees) and teammates (including NEOs) are required to report any transactions or circumstances that may create or appear to create a conflict between the personal interests of the individual and our interests, regardless of the amount involved. The Audit Committee of the Board of Directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the Board of Directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The Audit Committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The Audit Committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Related Person Transactions Entered into by the Company

Other than compensation agreements and other arrangements which are described under “Executive Compensation” and the transactions described below, since January 1, 2015, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any related person had or will have a direct or indirect material interest.

Stockholders’ Agreement with the TPG Funds

In connection with our IPO, we entered into a stockholders’ agreement with the TPG Funds, dated November 4, 2013 (as amended, the “Stockholders’ Agreement”), that provides that, so long as the Stockholders’ Agreement remains in effect, the TPG Funds will have certain rights to designate for nomination candidates for our Board of Directors. We are required to use our reasonable best efforts to cause the Board of Directors and the Nominating and Corporate Governance committee to include such persons designated by the TPG Funds in the slate of nominees recommended by the Board of Directors for election by the stockholders.

As set forth in the Stockholders’ Agreement, for so long as the TPG Funds collectively own at least 50% of the shares of our common stock held by them at the closing of the IPO, they are entitled to designate for nomination a majority of the seats on our Board of Directors. Our Board of Directors currently consists of eight directors, and the following four directors were designated for nomination by the TPG Funds and currently serve on our Board: Todd B. Sisitsky, a TPG Partner, Jeffrey K. Rhodes, a TPG Partner, and Thomas C. Geiser and Sharad Mansukani, M.D., each of whom provide consulting services to TPG. As our Board of Directors currently consists of eight members and the TPG Funds continue to collectively own at least 50% of the shares of our common stock held by them at the closing of the IPO, the TPG Funds have the right to request that we increase the size of our Board to nine directors and to fill such vacancy with another director designated by TPG.

Assuming the remaining directors fill the vacancy on the Board created by Mr. Lane’s resignation with a non-TPG designated director and the Board is comprised of nine directors, then, for so long as the TPG Funds collectively own at least 50% of the shares of our common stock held by them as of the closing of the IPO, the TPG Funds can request that the Board increase the size of the Board by one or two directors to ten or 11 directors. The TPG Funds can then fill such newly created directorship(s) with persons designated by the TPG Funds. For so long as the Board is comprised of nine directors, when the TPG Funds collectively own less than 50% of the shares of our common stock held by them as of the closing of the IPO, but collectively own at least 30% of the shares of our common stock held by them as of the closing of the IPO, the TPG Funds will be entitled to designate for nomination three directors. When the TPG Funds collectively own less than 30% of the shares of our common stock held by them as of the closing of the IPO, but collectively own at least 10% of the shares of our common stock held by them as of the closing of the IPO, the TPG Funds will be entitled to designate for nomination two directors. Thereafter, the TPG Funds will be entitled to designate for nomination one director so long as they own at least 3% of the shares of our common stock held by them as of the closing of the IPO. In the event that the size of our Board of Directors is increased or decreased in size at any time, the nomination rights afforded to the TPG Funds will be proportionately adjusted as well, rounded up to the nearest whole person.

Registration Rights Agreement

In connection with the IPO, we entered into a registration rights agreement with the TPG Funds, certain members of our management and certain members of our Board of Directors (the “Registration Rights Agreement”), which provides the TPG Funds with certain registration rights, including shelf registration rights and unlimited demand registration rights, in respect of any shares of our common stock held by them, subject to certain conditions and limitations. In addition, in the event that we register additional shares of common stock for sale to the public following the completion of the IPO, we are required to give notice of such registration to the TPG Funds, certain members of management and certain members of our Board of Directors party to the Registration Rights Agreement of our intention to effect such a registration, and, subject to certain limitations, include any shares of common stock requested to be included in such registration held by them. Upon request from the TPG Funds, we are required to undertake to file a shelf registration statement, and to use reasonable best efforts to have the shelf registration statement declared effective promptly and to remain effective until, subject to certain limitations, the earlier of the date on which all of the TPG Funds’ shares of common stock have been sold pursuant to a registration statement and the date no shares of common stock are held by the TPG Funds. Pursuant to this requirement, we filed a Form S-3 registration statement with the SEC on August 5, 2015. We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares of common stock pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the TPG Funds and the members of management and our Board of Directors who are party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act of 1933, as amended, or the Exchange Act) and related parties, including without limitation officers, directors and teammates, against certain losses and liabilities (including reasonable costs of investigation and legal expenses) resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such selling stockholder sells shares of our common stock, unless such liability arose from the applicable selling stockholder’s misstatement or omission and the applicable selling stockholder has agreed to indemnify us against losses caused by its misstatements or omissions, subject to certain limitations.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and employment agreements containing indemnification provisions with each of our current NEOs. It is anticipated that future directors and officers will enter into indemnification arrangements with us in substantially similar form. The indemnification and employment agreements generally provide, among other things, that we will indemnify and hold harmless each person subject to such agreement (each, an “indemnitee”) to the fullest extent permitted by applicable law from and against all expenses, losses, damages, judgments, fines and other specified costs that may result or arise in connection with such indemnitee serving in his or her capacity as a director or officer of ours or serving at our direction as a director, officer, employee or agent of another entity. These agreements further provide that, upon an indemnitee’s request and subject to certain conditions, we will advance expenses to the indemnitee to the fullest extent permitted by applicable law. Pursuant to the indemnification agreements, an indemnitee is presumed to be entitled to indemnification and we have the burden of proving otherwise. The indemnification agreements also require us to maintain in full force and effect directors’ liability insurance on the terms described in the indemnification agreements. The foregoing is only a brief description of the indemnification and employment agreements, does not purport to be complete and is qualified in its entirety by reference to the Company’s form of indemnity agreement and employment agreements with its executives, which are filed as exhibits to the Company’s filings with the SEC.

Certain Relationships

In connection with our credit agreement that was entered into on March 17, 2015, TPG Capital BD, LLC, an affiliate of TPG Global, LLC, served as an arranger and was paid an arrangement fee in the amount of $180,000. TPG Capital BD, LLC also served as an initial purchaser in connection with the offering of $250 million in aggregate principal amount of our 6.00% senior unsecured notes due April 1, 2023, which resulted in an aggregate gross spread to TPG Capital BD, LLC of $175,000. In addition, TPG Capital BD, LLC participated in the underwriting of the shares of our common stock that were offered and sold in March 2015 on the same terms as other underwriters in the offering, which resulted in an aggregate underwriting discount to TPG Capital BD, LLC of approximately $400,000.

From time to time, we do business with other companies affiliated with TPG Global, LLC. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.